English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited

Parent Company Only Financial Statements for the

Years Ended December 31, 2022 and 2021 and

Independent Auditors’ Report

- 0 -

勤業眾信

勤業眾信聯合會計師事務所

11073 台北市信義區松仁路100號20樓

Deloitte & Touche

20F, Taipei Nan Shan Plaza

No. 100, Songren Rd.,

Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988

Fax:+886 (2) 4051-6888

www.deloitte.com.tw

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Opinion

We have audited the accompanying parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited (the “Company”), which comprise the parent company only balance sheets as of December 31, 2022 and 2021, and the parent company only statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying parent company only financial statements present fairly, in all material respects, the accompanying parent company only financial position of the Company as of December 31, 2022 and 2021, and its parent company only financial performance and its parent company only cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and the Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Parent Company Only Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements for the year ended December 31, 2022. These matters were addressed in the context of our audit of the parent company only financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter for the Company’s parent company only financial statements for the year ended December 31, 2022 is stated as follows:

Property, plant and equipment (PP&E) – commencement of depreciation related to PP&E classified as equipment under installation and construction in progress (EUI/CIP)

Refer to Notes 4, 5 and 13 to the parent company only financial statements.

1

The Company’s evaluation of when to commence depreciation of EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner. Changes in these assumptions could have a significant impact on when depreciation is recognized.

Given the subjectivity in determining the date to commence depreciation of EUI/CIP, performing audit procedures to evaluate the reasonableness of the Company’s judgments and assumptions required a high degree of auditor judgment. Consequently, the validity of commencement of depreciation related to PP&E classified as EUI/CIP is identified as a key audit matter.

Our audit procedures related to the evaluation of when to commence depreciation of EUI/CIP included the following, among others:

1.	We read the Company’s policy and understood the criteria used to determine when to commence depreciation.

2.	We tested the effectiveness of the controls over the evaluation of when to commence depreciation of EUI/CIP.

3.	We sampled the year-end balance of EUI/CIP and performed the following for each selection:

a.	Evaluated whether the selection did not meet the criteria specified by the Company for commencement of depreciation.

b.	Observed the assets and evaluated their status.

4.	We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation during the year.

5.	We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation subsequent to year end.

Responsibilities of Management and Those Charged with Governance for the Parent Company Only Financial Statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal control as management determines is necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance (including members of the Audit Committee) are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Parent Company Only Financial Statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

2

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the parent company only financial statements, including the disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements for the year ended December 31, 2022 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

3

The engagement partners on the audits resulting in this independent auditors’ report are Mei Yen Chiang and Shang Chih Lin.

Deloitte & Touche

Taipei, Taiwan

Republic of China

February 14, 2023

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

4

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2022		December 31, 2021
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$628,875,897	14	$396,294,241	12
Financial assets at fair value through profit or loss (Note 7)	552,255	-	145,280	-
Financial assets at amortized cost (Note 8)	48,732,476	1	-	-
Notes and accounts receivable, net (Note 10)	41,311,836	1	45,900,297	2
Receivables from related parties (Note 31)	173,044,812	4	138,352,374	4
Other receivables from related parties (Note 31)	6,357,925	-	5,227,425	-
Inventories (Notes 5 and 11)	208,282,895	5	185,159,848	5
Other financial assets	2,801,253	-	3,861,859	-
Other current assets	8,591,040	-	8,264,613	-

Total current assets	1,118,550,389	25	783,205,937	23

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income	1,014,741	-	998,400	-
Investments accounted for using equity method (Note 12)	727,947,169	16	602,642,544	18
Property, plant and equipment (Notes 5 and 13)	2,432,675,050	55	1,889,970,529	56
Right-of-use assets (Notes 5 and 14)	39,051,427	1	30,123,052	1
Intangible assets (Notes 5 and 15)	21,456,104	1	22,910,400	1
Deferred income tax assets (Notes 5 and 24)	67,708,061	2	47,780,990	1
Refundable deposits	2,095,656	-	862,893	-
Other noncurrent assets (Note 31)	11,920,467	-	400	-

Total noncurrent assets	3,303,868,675	75	2,595,289,208	77

TOTAL	$4,422,419,064	100	$3,378,495,145	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 16 and 28)	$-	-	$114,921,333	3
Financial liabilities at fair value through profit or loss (Note 7)	17,468	-	636,472	-
Accounts payable	48,732,542	1	41,204,422	1
Payables to related parties (Note 31)	10,051,044	-	7,687,673	-
Salary and bonus payable	31,308,620	1	20,814,434	1
Accrued profit sharing bonus to employees and compensation to directors (Note 27)	61,392,175	1	36,088,986	1
Payables to contractors and equipment suppliers	200,046,018	5	136,212,285	4
Cash dividends payable (Note 19)	142,617,093	3	142,617,093	4
Income tax payable (Notes 5 and 24)	120,077,567	3	58,755,245	2
Long-term liabilities - current portion (Notes 17 and 28)	18,100,000	-	4,400,000	-
Accrued expenses and other current liabilities (Notes 5, 14, 20, 28 and 31)	266,903,073	6	141,495,427	4

Total current liabilities	899,245,600	20	704,833,370	20

NONCURRENT LIABILITIES
Bonds payable (Notes 17 and 28)	361,130,474	8	307,783,409	9
Deferred income tax liabilities (Notes 5 and 24)	908,273	-	1,848,966	-
Lease liabilities (Notes 5, 14 and 28)	27,593,900	1	18,742,323	1
Net defined benefit liability (Note 18)	9,321,091	-	11,036,879	-
Guarantee deposits	885,273	-	680,137	-
Others (Notes 20 and 31)	177,681,258	4	165,283,508	5

Total noncurrent liabilities	577,520,269	13	505,375,222	15

Total liabilities	1,476,765,869	33	1,210,208,592	35

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 19)	259,303,805	6	259,303,805	8
Capital surplus (Note 19)	69,330,328	2	64,761,602	2
Retained earnings (Note 19)
Appropriated as legal capital reserve	311,146,899	7	311,146,899	9
Appropriated as special capital reserve	3,154,310	-	59,304,212	2
Unappropriated earnings	2,323,223,479	53	1,536,378,550	46
	2,637,524,688	60	1,906,829,661	57
Others (Note 19)	(20,505,626)	(1)	(62,608,515)	(2)

Total equity	2,945,653,195	67	2,168,286,553	65

TOTAL	$4,422,419,064	100	$3,378,495,145	100

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2022		2021
	Amount	%	Amount	%

NET REVENUE (Notes 5, 20 and 31)	$2,252,320,561	100	$1,574,745,881	100

COST OF REVENUE (Notes 5, 11, 27 and 31)	951,927,673	42	786,116,844	50

GROSS PROFIT	1,300,392,888	58	788,629,037	50

OPERATING EXPENSES (Notes 5, 27 and 31)
Research and development	160,813,633	7	123,417,275	8
General and administrative	42,764,642	2	30,967,600	2
Marketing	6,059,649	-	4,282,882	-

Total operating expenses	209,637,924	9	158,667,757	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 13 and 27)	(8,275)	(1)	(328,444)	-

INCOME FROM OPERATIONS	1,090,746,689	48	629,632,836	40

NON-OPERATING INCOME AND EXPENSES
Share of profits of subsidiaries and associates (Note 12)	42,415,408	2	26,837,174	2
Interest income (Note 21)	5,957,864	1	927,754	-
Other income	887,958	-	789,810	-
Foreign exchange gain, net (Note 33)	853,022	-	14,682,696	1
Finance costs (Note 22)	(3,240,406)	-	(2,534,721)	-
Other gains and losses, net (Note 23)	3,053,281	-	(9,833,358)	(1)

Total non-operating income and expenses	49,927,127	3	30,869,355	2

INCOME BEFORE INCOME TAX	1,140,673,816	51	660,502,191	42

INCOME TAX EXPENSE (Notes 5 and 24)	124,143,567	6	63,962,178	4

NET INCOME	1,016,530,249	45	596,540,013	38

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 5, 12, 18, 19 and 24)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(823,060)	-	242,079	-
Unrealized gain on investments in equity instruments at fair value through other comprehensive income	18,979	-	170,127	-
Loss on hedging instruments	-	-	(41,416)	-
Share of other comprehensive gain/(loss) of subsidiaries and associates	(127,903)	-	1,697,885	-
Income tax benefit (expense) related to items that will not be reclassified subsequently	733,956	-	(85,269)	-
	(198,028)	-	1,983,406	-

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2022		2021
	Amount	%	Amount	%

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	$51,030,928	2	$(6,182,507)	-
Share of other comprehensive loss of subsidiaries and associates	(8,244,295)	-	(3,419,483)	-
Income tax benefit (expense) related to items that may be reclassified subsequently	6,036	-	(3,370)	-
	42,792,669	2	(9,605,360)	-

Other comprehensive income (loss), net of income tax	42,594,641	2	(7,621,954)	-

TOTAL COMPREHENSIVE INCOME	$1,059,124,890	47	$588,918,059	38

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$39.20		$23.01
Diluted earnings per share	$39.20		$23.01

The accompanying notes are an integral part of the parent company only financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Treasury	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Stock	Equity

BALANCE, JANUARY 1, 2021	25,930,380	$259,303,805	$56,347,243	$311,146,899	$42,259,146	$1,235,280,036	$1,588,686,081	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)	$-	$1,849,657,256

Appropriations of earnings
Special capital reserve	-	-	-	-	17,045,066	(17,045,066)	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(278,751,590)	(278,751,590)	-	-	-	-	-	-	(278,751,590)
Total	-	-	-	-	17,045,066	(295,796,656)	(278,751,590)	-	-	-	-	-	-	(278,751,590)

Net income	-	-	-	-	-	596,540,013	596,540,013	-	-	-	-	-	-	596,540,013

Other comprehensive income (loss), net of income tax	-	-	-	-	-	167,503	167,503	(6,301,734)	(1,559,790)	72,067	-	(7,789,457)	-	(7,621,954)

Total comprehensive income (loss)	-	-	-	-	-	596,707,516	596,707,516	(6,301,734)	(1,559,790)	72,067	-	(7,789,457)	-	588,918,059

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	187,654	187,654	-	(187,654)	-	-	(187,654)	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	48,469	-	48,469	-	48,469

Adjustments to share of changes in equities of associates	-	-	4,796	-	-	-	-	-	-	-	-	-	-	4,796

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	8,406,282	-	-	-	-	-	-	-	-	-	-	8,406,282

From share of changes in equities of subsidiaries	-	-	(7,891)	-	-	-	-	-	-	-	-	-	-	(7,891)

Donation from shareholders	-	-	11,172	-	-	-	-	-	-	-	-	-	-	11,172

BALANCE, DECEMBER 31, 2021	25,930,380	259,303,805	64,761,602	311,146,899	59,304,212	1,536,378,550	1,906,829,661	(63,303,361)	574,310	120,536	-	(62,608,515)	-	2,168,286,553

Appropriations of earnings
Special capital reserve	-	-	-	-	(56,149,902)	56,149,902	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(285,234,185)	(285,234,185)	-	-	-	-	-	-	(285,234,185)
Total	-	-	-	-	(56,149,902)	(229,084,283)	(285,234,185)	-	-	-	-	-	-	(285,234,185)

Net income	-	-	-	-	-	1,016,530,249	1,016,530,249	-	-	-	-	-	-	1,016,530,249

Other comprehensive income (loss), net of income tax	-	-	-	-	-	(49,572)	(49,572)	51,560,060	(10,327,421)	1,411,574	-	42,644,213	-	42,594,641

Total comprehensive income (loss)	-	-	-	-	-	1,016,480,677	1,016,480,677	51,560,060	(10,327,421)	1,411,574	-	42,644,213	-	1,059,124,890

Share-based payment arrangements	1,387	13,870	438,029	-	-	-	-	-	-	-	(185,153)	(185,153)	-	266,746

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(871,566)	(871,566)

Treasury stock retired	(1,387)	(13,870)	(2,989)	-	-	(854,707)	(854,707)	-	-	-	-	-	871,566	-

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	303,242	303,242	-	(303,242)	-	-	(303,242)	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(52,929)	-	(52,929)	-	(52,929)

Adjustments to share of changes in equities of associates	-	-	4,541	-	-	-	-	-	-	-	-	-	-	4,541

From share of changes in equities of subsidiaries	-	-	4,115,940	-	-	-	-	-	-	-	-	-	-	4,115,940

Donation from shareholders	-	-	13,205	-	-	-	-	-	-	-	-	-	-	13,205

BALANCE, DECEMBER 31, 2022	25,930,380	$259,303,805	$69,330,328	$311,146,899	$3,154,310	$2,323,223,479	$2,637,524,688	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)	$-	$2,945,653,195

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$1,140,673,816	$660,502,191
Adjustments for:
Depreciation expense	413,595,082	402,931,257
Amortization expense	8,706,961	8,100,730
Expected credit losses recognized on investments in debt instruments	10,341	-
Finance costs	3,240,406	2,534,721
Share of profits of subsidiaries and associates	(42,415,408)	(26,837,174)
Interest income	(5,957,864)	(927,754)
Share-based compensation	266,746	-
Loss (gain) on disposal or retirement of property, plant and equipment, net	(436,567)	222,387
Loss (gain) on disposal or retirement of intangible assets, net	3,720	(7,332)
Impairment loss on property, plant and equipment	790,740	274,388
Loss (gain) on foreign exchange, net	9,965,603	(16,975,706)
Dividend income	(207,028)	(178,979)
Others	131,637	(370,086)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(1,025,979)	2,482,448
Notes and accounts receivable, net	4,588,461	(11,289,182)
Receivables from related parties	(34,692,438)	(36,571,200)
Other receivables from related parties	(1,074,087)	(3,503,728)
Inventories	(23,123,047)	(54,861,812)
Other financial assets	1,894,328	(2,371,699)
Other current assets	(712,233)	(2,445,945)
Other noncurrent assets	(8,532,751)	-
Accounts payable	7,528,120	4,965,785
Payables to related parties	2,362,846	(746,871)
Salary and bonus payable	10,494,186	3,336,396
Accrued profit sharing bonus to employees and compensation to directors	25,303,189	826,049
Accrued expenses and other current liabilities	47,110,082	82,992,551
Other noncurrent liabilities	86,831,552	154,036,474
Net defined benefit liability	(2,538,848)	(635,116)
Cash generated from operations	1,642,781,566	1,165,482,793
Income taxes paid	(83,364,086)	(81,550,608)

Net cash generated by operating activities	1,559,417,480	1,083,932,185

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial assets at amortized cost	(97,748,105)	-
Equity interest in subsidiary	-	(157,243)
Property, plant and equipment	(897,574,802)	(793,327,208)
Intangible assets	(6,679,871)	(8,998,084)
Proceeds from disposal or redemption of:
Financial assets at amortized cost	49,190,000	-
Property, plant and equipment	1,665,212	462,138
Intangible assets	3,750	-
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	2,938	6,257

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2022	2021

Interest received	$4,889,786	$902,872
Other dividends received	207,028	178,979
Dividends received from investments accounted for using equity method	3,248,044	2,560,790
Increase in prepayments for leases	-	(1,200,000)
Refundable deposits paid	(1,611,716)	(225,347)
Refundable deposits refunded	406,185	605,714

Net cash used in investing activities	(944,001,551)	(799,191,132)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	(111,959,992)	(50,538,933)
Proceeds from issuance of bonds	65,400,000	142,318,000
Repayment of bonds	(4,400,000)	(2,600,000)
Payments for transaction costs attributable to the issuance of bonds	(69,528)	(146,157)
Treasury stock acquired	(871,566)	-
Repayment of the principal portion of lease liabilities	(1,848,257)	(1,466,130)
Interest paid	(3,757,985)	(1,997,383)
Guarantee deposits received	216,589	467,964
Guarantee deposits refunded	(45,643)	(7,234)
Cash dividends	(285,234,185)	(265,786,399)
Disposal of ownership interests in subsidiaries (without losing control)	-	9,451,798
Payment of partial acquisition of interests in subsidiaries	(40,421,374)	(21,318,931)
Proceeds from partial disposal of interests in subsidiaries	144,505	-
Donation from shareholders	13,163	10,876

Net cash used in financing activities	(382,834,273)	(191,612,529)

NET INCREASE IN CASH AND CASH EQUIVALENTS	232,581,656	93,128,524

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	396,294,241	303,165,717

CASH AND CASH EQUIVALENTS, END OF YEAR	$628,875,897	$396,294,241

The accompanying notes are an integral part of the parent company only financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO PARENT COMPANY ONLY FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, the Company’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, the Company listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying parent company only financial statements were approved and authorized for issue by the Board of Directors on February 14, 2023.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on the Company’s accounting policies.

b.	The IFRSs issued by International Accounting Standards Board (IASB) and endorsed by the FSC with effective date starting 2023

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023

c.	The IFRSs issued by IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current” and “Non-current Liabilities with Covenants”	January 1, 2024

As of the date the accompanying parent company only financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the convenience of readers, the accompanying parent company only financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language parent company only financial statements shall prevail.

Statement of Compliance

The accompanying parent company only financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Accounting Standards Used in Preparation of the Parent Company Only Financial Statements”).

Basis of Preparation

The accompanying parent company only financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

When preparing the parent company only financial statements, the Company account for subsidiaries and associates by using the equity method. In order to agree with the amount of net income, other comprehensive income and equity attributable to shareholders of the parent in the consolidated financial statements, the differences of the accounting treatment between the parent company only basis and the consolidated basis are adjusted under the heading of investments accounted for using equity method, share of profits of subsidiaries and associates and share of other comprehensive income of subsidiaries and associates in the parent company only financial statements.

Foreign Currencies

In preparing the parent company only financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting parent company only financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a.	Category of financial assets and measurement

Financial assets are classified into the following categories: financial assets at FVTPL, investments in debt instruments and equity instruments at FVTOCI, and financial assets at amortized cost.

1)	Financial asset at FVTPL

For certain financial assets which include debt instruments that do not meet the criteria of amortized cost or FVTOCI, it is mandatorily required to measure them at FVTPL. Any gain or loss arising from remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest earned on the financial asset.

2)	Investments in debt instruments at FVTOCI

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of collecting contractual cash flows and selling the financial assets, are measured at FVTOCI.

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment gains or losses on investments in debt instruments at FVTOCI are recognized in profit or loss. Other changes in the carrying amount of these debt instruments are recognized in other comprehensive income and will be reclassified to profit or loss when these debt instruments are disposed.

3)	Investments in equity instruments at FVTOCI

On initial recognition, the Company may irrevocably designate investments in equity investments that is not held for trading as at FVTOCI.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity.

Dividends on these investments in equity instruments at FVTOCI are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the Company’s rights clearly represent a recovery of part of the cost of the investment.

4)	Measured at amortized cost

Cash and cash equivalents, commercial paper, debt instrument investments, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (classified under other current assets and other noncurrent assets) are measured at amortized cost.

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of holding financial assets in order to collect contractual cash flows, are measured at amortized cost.

Subsequent to initial recognition, financial assets measured at amortized cost are measured at amortized cost, which equals to carrying amount determined by the effective interest method less any impairment loss.

b.	Impairment of financial assets

At the end of each reporting period, a loss allowance for expected credit loss is recognized for financial assets at amortized cost (including accounts receivable) and for investments in debt instruments that are measured at FVTOCI.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and investments in debt instruments that are measured at FVTOCI, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

The Company recognizes an impairment loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

c.	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. On derecognition of an investment in a debt instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the cumulative gain or loss that had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedge Accounting

Cash flow hedge

The Company designates certain hedging instruments, such as forward exchange contracts, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When the forecast transactions actually take place, the associated gains or losses that were recognized in other comprehensive income are transferred from equity to the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated, or exercised.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in subsidiaries and associates.

Investment in subsidiaries

A subsidiary is an entity that is controlled by the Company.

Under the equity method, an investment in a subsidiary is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the subsidiary as well as the distribution received. The Company also recognized its share in the changes in the equity of subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amount of the subsidiary and the fair value of the consideration paid or received is recognized directly in equity.

When the Company loses control of a subsidiary, any retained investment of the former subsidiary is measured at the fair value at that date. A gain or loss is recognized in profit or loss and calculated as the difference between (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the investments in such subsidiary. In addition, the Company shall account for all amounts previously recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the subsidiary had directly disposed of the related assets and liabilities.

When the Company transacts with its subsidiaries, profits and losses resulting from the transactions with the subsidiaries are recognized in the Company’s parent company only financial statements only to the extent of interests in the subsidiaries that are not owned by the Company.

Investment in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these parent company only financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.

When the Company transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’s parent company only financial statements only to the extent of interests in the associate that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction, acquisition of the item of property, plant and equipment or borrowing costs eligible for capitalization.

Property, plant and equipment in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such assets are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other identical categories of property, plant and equipment, commences when the assets are available for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method mainly over the following estimated useful lives: buildings (assets used by the Company and assets subject to operating leases) - 10 to 20 years; machinery and equipment (assets used by the Company and assets subject to operating leases) - 5 years; and office equipment - 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

For a contract that contains a lease component and non-lease component, the Company may elect to account for the lease and non-lease components as a single lease component.

The Company as lessor

Rental income from operating lease is recognized on a straight-line basis over the term of the lease.

The Company as lessee

Except for payments for low-value asset leases and short-term leases (leases of machinery and equipment and others) which are recognized as expenses on a straight-line basis, the Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of the lease.

Right-of-use assets are measured at cost. The cost of right-of-use assets comprises the initial measurement of lease liabilities adjusted for lease payments and initial direct costs made at or before the commencement date, plus an estimate of costs needed to restore the underlying assets. Subsequent measurement is calculated as cost less accumulated depreciation and accumulated impairment loss and adjusted for changes in lease liabilities as a result of lease term modifications or other related factors. Right-of-use assets are presented separately in the parent company only balance sheets.

Right-of-use assets are depreciated using the straight-line method from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms. If the lease transfers ownership of the underlying assets to the Company by the end of the lease terms or if the cost of right-of-use assets reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use assets from the commencement dates to the end of the useful lives of the underlying assets.

Lease liabilities are measured at the present value of the lease payments. Lease payments comprise fixed payments, variable lease payments which depend on an index or a rate and the exercise price of a purchase option if the Company is reasonably certain to exercise that option. The lease payments are discounted using the lessee’s incremental borrowing rates.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, or a change in the assessment of an option to purchase an underlying asset, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. Lease liabilities are presented on a separate line in the parent company only balance sheets.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years or contract period; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash generating units or groups of cash-generating units that are expected to benefit. If the recoverable amount of a cash generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash-generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Tangible assets, right-of-use assets and other intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible assets (property, plant and equipment), right-of-use assets and other intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Revenue Recognition

The Company recognizes revenue when performance obligations are satisfied. The performance obligations are satisfied when customers obtain control of the promised goods which is generally when the goods are delivered to the customers’ specified locations.

Revenue from sale of goods is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances. Estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms to recognize refund liabilities, which is classified under accrued expenses and other current liabilities.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Employee Benefits

Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount.

Share-based payment arrangements

a.	Equity-settled share-based payment arrangements

Restricted shares for employees are expensed on a straight-line basis over the vesting period, based on the fair value at the grant date and the Company’s best estimate of the number expected to ultimately vest, with a corresponding increase in other equity - unearned employee benefits.

When restricted shares for employees are issued, other equity - unearned employee benefits is recognized on the grant date, with a corresponding increase in capital surplus - restricted shares for employees. Dividends paid to employees on restricted shares which do not need to be returned if employees resign in the vesting period are recognized as expenses upon the dividend declaration with a corresponding adjustment in retained earnings.

At the end of each reporting period, the Company revises its estimate of the number of restricted shares for employees that are expected to vest. The impact from such revision is recognized in profit or loss so that the cumulative expenses reflect the revised estimate, with a corresponding adjustment to capital surplus - restricted shares for employees.

b.	Cash-settled share-based payment arrangements

For cash-settled share-based payments, a liability is recognized for the services acquired, measured at the fair value of the liability incurred. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the parent company only financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and tax credits for research and development expenses to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The Company has considered the economic implications of COVID-19 on critical accounting estimates and will continue evaluating the impact on its financial position and financial performance as a result of the pandemic.

In the application of the aforementioned Company’s accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

Critical Accounting Judgments

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied.

Commencement of Depreciation Related to Property, Plant and Equipment Classified as Equipment under Installation and Construction in Progress (EUI/CIP)

As described in Note 4, commencement of depreciation related to EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner.

Judgments on Lease Terms

In determining a lease term, the Company considers all facts and circumstances that create an economic incentive to exercise or not to exercise an option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option. Main factors considered include contractual terms and conditions covered by the optional periods, and the importance of the underlying asset to the lessee’s operations, etc. The lease term is reassessed if a significant change in circumstances that are within the control of the Company occurs.

Key Sources of Estimation and Uncertainty

Estimation of Sales Returns and Allowances

Sales returns and other allowance is estimated and recorded based on historical experience and in consideration of different contractual terms. The amount is deducted from revenue in the same period the related revenue is recorded. The Company periodically reviews the reasonableness of the estimates.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses estimate to determine the net realizable value of inventory at the end of each reporting period.

The Company estimates the net realizable value of inventory for normal waste, obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is determined mainly based on assumptions of future demand within a specific time horizon.

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible assets, right-of-use assets and intangible assets other than goodwill, the Company determines the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any change in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Determination of Lessees’ Incremental Borrowing Rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, the Company mainly takes into account the market risk-free rates, the estimated lessee’s credit spreads and secured status in a similar economic environment.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2022	December 31, 2021

Cash and deposits in banks	$618,449,503	$395,463,340
Commercial paper	9,566,430	-
Repurchase agreements	859,964	830,901

	$628,875,897	$396,294,241

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2022	December 31, 2021

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$552,255	$145,280

Financial liabilities

Held for trading
Forward exchange contracts	$17,468	$636,472

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

December 31, 2022

Sell NT$	January 2023 to March 2023	NT$	79,610,590

December 31, 2021

Sell NT$	January 2022 to March 2022	NT$	132,734,482

8.	FINANCIAL ASSETS AT AMORTIZED COST

December 31, 2022

Commercial paper	$48,742,817
Less: Allowance for impairment loss	(10,341)

$48,732,476

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

9.	HEDGING FINANCIAL INSTRUMENTS

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the value of hedged transactions change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. For the years ended December 31, 2021, refer to Note 19(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

The effect of hedging foreign currency risk for the years ended December 31, 2021 is detailed below:

Change in Value Used for Calculating Hedge Ineffectiveness
Hedging Instruments/Hedged Items	Years Ended December 31, 2021

Hedging Instruments
Forward exchange contracts	$(41,416)

Hedged Items
Forecast transaction (capital expenditures)	$41,416

10.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2022	December 31, 2021

At amortized cost
Notes and accounts receivable	$34,316,916	$42,046,293
Less: Loss allowance	(330,686)	(345,905)
	33,986,230	41,700,388

At FVTOCI	7,325,606	4,199,909

	$41,311,836	$45,900,297

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	December 31, 2022	December 31, 2021

Not past due	$40,353,856	$44,056,424
Past due
Past due within 30 days	1,268,778	2,188,337
Past due over 31 days	19,888	1,441
Less: Loss allowance	(330,686)	(345,905)

	$41,311,836	$45,900,297

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Years Ended December 31
	2022	2021

Balance, beginning of year	$345,905	$243,710
Provision (Reversal)	(15,219)	102,195

Balance, end of year	$330,686	$345,905

For the years ended December 31, 2022 and 2021, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

11.	INVENTORIES

	December 31, 2022	December 31, 2021

Finished goods	$52,318,299	$32,290,346
Work in process	120,893,772	134,097,879
Raw materials	19,750,618	10,368,446
Supplies and spare parts	15,320,206	8,403,177

	$208,282,895	$185,159,848

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue during reporting period. The amounts are illustrated below:

	Years Ended December 31
	2022	2021

Inventory losses	$4,613,077	$520,096

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2022	December 31, 2021

Subsidiaries	$700,324,717	$580,702,074
Associates	27,622,452	21,940,470

	$727,947,169	$602,642,544
a.	Investments in subsidiaries

Subsidiaries consisted of the following:

		Place of	Carrying Amount		Percentage of Ownership
Subsidiaries	Principal Activities	Incorporation and Operation	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	$411,992,426	$374,639,406	100%	100%
TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	87,028,722	73,470,628	100%	100%
TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	67,385,300	46,159,494	100%	100%
TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	63,697,217	54,968,185	100%	100%
TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	25,639,079	16,667,696	100%	100%
Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales, testing and computer aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	23,330,125	1,383,554	71%	100%
VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsinchu, Taiwan	11,467,860	6,521,231	68%	73%
TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	5,449,755	4,871,149	100%	100%
Emerging Fund L.P.(Emerging Fund)	Investing in technology start-up companies	Cayman Islands	1,760,885	286,205	99.9%	99.9%
TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	1,172,706	270,513	100%	100%
TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	527,693	509,880	100%	100%
TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	376,176	368,144	100%	100%
VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	246,702	300,401	98%	98%
TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	134,560	132,411	100%	100%
VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	71,429	112,320	98%	98%
TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	44,082	40,857	100%	100%

			$700,324,717	$580,702,074

The Company increased its investment in TSMC Arizona for the amount of NT$15,372,500 thousand and NT$20,787,702 thousand in both of 2022 and 2021, respectively. Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

The Company established a subsidiary, JASM, in December 2021 and invested in JASM for the amount of NT$1,416,921 thousand in January 2022. The Company continually increased its investment in JASM for the amount of NT$23,150,164 in 2022. After JASM’s capital increase in January 2022, the Company’s shareholding in JASM decreased from 100% to 81%. In addition, JASM increased its capital by issuing noncumulative preferred shares and common shares in April 2022, the Company’s shareholding in JASM decreased from 81% to 71% and the proportion of voting right remain 81%. The aforementioned transactions were accounted for as an equity transaction since the transaction did not change the Company’s control over JASM.

To facilitate VisEra’s IPO in Taiwan in June 2022, 39,501 thousand common shares of VisEra at a price of NT$240 were sold by the Company and an increase of NT$8,406,282 thousand in capital surplus was recognized. The Company’s shareholding in VisEra decreased from 87% to 73%. In addition, VisEra has increased its capital in June 2022. After the increase in capital, the Company’s shareholding in VisEra decreased from 73% to 68%. The aforementioned transactions were accounted for as an equity transaction since the transaction did not change the Company’s control over VisEra.

The Company established a subsidiary in January 2021 and, in both of 2022 and 2021, continually increased its investment in Emerging Fund for the amounts of NT$1,033,339 thousand and NT$298,618 thousand, respectively.

The Company established a subsidiary in March 2021 and, in both of 2022 and 2021, continually increased its investment in TSMC 3DIC for the amounts of NT$865,370 thousand and NT$278,986 thousand, respectively.

b.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$13,492,653	$10,613,127	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	8,934,731	6,795,699	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,528,417	3,046,961	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,666,651	1,484,683	35%	35%

			$27,622,452	$21,940,470

As of December 31, 2022 and 2021, no investments in associates are individually material to the Company. Please refer to the parent company only statements of comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	December 31, 2022	December 31, 2021

VIS	$35,977,321	$73,347,312
GUC	$29,926,918	$27,359,085
Xintec	$10,716,449	$15,913,315

13.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2022	December 31, 2021

Assets used by the Company	$2,432,657,698	$1,889,970,502
Assets subject to operating leases	17,352	27

	$2,432,675,050	$1,889,970,529

Assets used by the Company

	Land	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2022	$3,212,000	$536,912,374	$3,814,331,964	$71,312,061	$552,647,944	$4,978,416,343
Additions	-	51,982,217	289,897,592	9,288,321	604,897,876	956,066,006
Disposals or retirements	-	(228,870)	(30,528,791)	(1,659,656)	-	(32,417,317)
Transfers to assets subject to operating leases	-	-	(65,780)	-	-	(65,780)

Balance at December 31, 2022	$3,212,000	$588,665,721	$4,073,634,985	$78,940,726	$1,157,545,820	$5,901,999,252

Accumulated depreciation and impairment

Balance at January 1, 2022	$-	$281,421,525	$2,758,724,265	$48,300,051	$-	$3,088,445,841
Additions	-	33,911,674	368,684,999	8,506,391	-	411,103,064
Disposals or retirements	-	(225,637)	(29,073,004)	(1,659,184)	-	(30,957,825)
Transfers to assets subject to operating leases	-	-	(40,266)	-	-	(40,266)
Impairment	-	-	-	-	790,740	790,740

Balance at December 31, 2022	$-	$315,107,562	$3,098,295,994	$55,147,258	$790,740	$3,469,341,554

Carrying amounts at December 31, 2022	$3,212,000	$273,558,159	$975,338,991	$23,793,468	$1,156,755,080	$2,432,657,698

Cost

Balance at January 1, 2021	$3,212,000	$485,468,808	$3,449,111,312	$63,277,681	$220,142,047	$4,221,211,848
Additions	-	51,472,846	391,166,029	8,187,623	332,505,897	783,332,395
Disposals or retirements	-	(29,280)	(27,144,388)	(153,243)	-	(27,326,911)
Transfers from assets subject to operating leases	-	-	1,443,590	-	-	1,443,590
Transfers to assets subject to operating leases	-	-	(244,579)	-	-	(244,579)

Balance at December 31, 2021	$3,212,000	$536,912,374	$3,814,331,964	$71,312,061	$552,647,944	$4,978,416,343

(Continued)

	Land	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Accumulated depreciation and impairment

Balance at January 1, 2021	$-	$249,513,714	$2,420,657,989	$40,232,639	$-	$2,710,404,342
Additions	-	31,932,475	360,603,748	8,219,832	-	400,756,055
Disposals or retirements	-	(24,664)	(23,180,397)	(152,420)	-	(23,357,481)
Transfers from assets subject to operating leases	-	-	436,816	-	-	436,816
Transfers to assets subject to operating leases	-	-	(68,279)	-	-	(68,279)
Impairment	-	-	274,388	-	-	274,388

Balance at December 31, 2021	$-	$281,421,525	$2,758,724,265	$48,300,051	$-	$3,088,445,841

Carrying amounts at December 31, 2021	$3,212,000	$255,490,849	$1,055,607,699	$23,012,010	$552,647,944	$1,889,970,502

(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2022 and 2021, the Company recognized an impairment loss of NT$790,740 thousand and NT$274,388 thousand for certain machinery and equipment that were assessed to have no future use, and the recoverable amount of certain machinery and equipment was nil. Such impairment loss was recognized in other operating income and expenses.

Information about capitalized interest is set out in Note 22.

14.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31, 2022	December 31, 2021

Carrying amounts

Land	$38,121,835	$29,525,788
Buildings	911,108	574,009
Office equipment	18,484	23,255

	$39,051,427	$30,123,052

	Years Ended December 31
	2022	2021

Additions to right-of-use assets	$11,808,591	$7,053,815

Depreciation of right-of-use assets
Land	$2,102,934	$1,810,555
Buildings	365,167	203,006
Office equipment	15,728	15,092

	$2,483,829	$2,028,653

b.	Lease liabilities
	December 31, 2022	December 31, 2021

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,029,362	$1,591,153
Noncurrent portion	27,593,900	18,742,323

	$29,623,262	$20,333,476

Ranges of discount rates for lease liabilities are as follows:

	December 31, 2022	December 31, 2021

Land	0.39%-2.30%	0.39%-0.94%
Buildings	0.39%-1.76%	0.39%-0.71%
Office equipment	0.28%-1.73%	0.28%-0.69%

c.	Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 22 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.	Other lease information

	Years Ended December 31
	2022	2021

Expenses relating to short-term leases	$4,616,518	$5,250,134
Total cash outflow for leases	$7,037,733	$6,975,064

15.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2022	$1,567,756	$23,483,138	$43,072,450	$11,465,356	$79,588,700
Additions	-	2,253,096	4,815,294	202,915	7,271,305
Disposals or retirements	-	(29,991)	(66,261)	-	(96,252)

Balance at December 31, 2022	$1,567,756	$25,706,243	$47,821,483	$11,668,271	$86,763,753

Accumulated amortization and impairment

Balance at January 1, 2022	$-	$14,861,472	$33,599,582	$8,217,246	$56,678,300
Additions	-	2,793,540	4,722,380	1,191,041	8,706,961
Disposals or retirements	-	(11,351)	(66,261)	-	(77,612)

Balance at December 31, 2022	$-	$17,643,661	$38,255,701	$9,408,287	$65,307,649

Carrying amounts at December 31, 2022	$1,567,756	$8,062,582	$9,565,782	$2,259,984	$21,456,104

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2021	$1,567,756	$22,110,332	$35,685,061	$11,245,851	$70,609,000
Additions	-	1,372,806	7,686,449	219,505	9,278,760
Disposals or retirements	-	-	(299,060)	-	(299,060)

Balance at December 31, 2021	$1,567,756	$23,483,138	$43,072,450	$11,465,356	$79,588,700

Accumulated amortization and impairment

Balance at January 1, 2021	$-	$12,174,686	$29,683,225	$7,017,492	$48,875,403
Additions	-	2,686,786	4,214,190	1,199,754	8,100,730
Disposals or retirements	-	-	(297,833)	-	(297,833)

Balance at December 31, 2021	$-	$14,861,472	$33,599,582	$8,217,246	$56,678,300

Carrying amounts at December 31, 2021	$1,567,756	$8,621,666	$9,472,868	$3,248,110	$22,910,400
(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 8.7% and 8.0% in its test of impairment as of December 31, 2022 and 2021, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2022 and 2021, the Company did not recognize any impairment loss on goodwill.

16.	SHORT-TERM LOANS

December 31, 2021

Unsecured loans	$114,921,333

Loan content
EUR (in thousands)	$3,652,935
Annual interest rate	(0.73)%-0%
Maturity date	Due by June 2022

17.	BONDS PAYABLE

	December 31, 2022	December 31, 2021

Domestic unsecured bonds	$379,526,000	$312,448,000
Less: Discounts on bonds payable	(295,526)	(264,591)
Less: Current portion	(18,100,000)	(4,400,000)

	$361,130,474	$307,783,409

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

101-3	-	October 2012 to October 2022	$4,400,000	1.53%	Bullet repayment; interest payable annually
101-4	C	January 2013 to January 2023	3,000,000	1.49%	The same as above
102-1	C	February 2013 to February 2023	3,600,000	1.50%	The same as above
102-2	B	July 2013 to July 2023	3,500,000	1.70%	The same as above
102-4	D	September 2013 to March 2021	2,600,000	1.85%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually
109-1	A	March 2020 to March 2025	3,000,000	0.58%	The same as above
	B	March 2020 to March 2027	10,500,000	0.62%	The same as above
	C	March 2020 to March 2030	10,500,000	0.64%	The same as above
109-2	A	April 2020 to April 2025	5,900,000	0.52%	The same as above
	B	April 2020 to April 2027	10,400,000	0.58%	The same as above
	C	April 2020 to April 2030	5,300,000	0.60%	The same as above
109-3	A	May 2020 to May 2025	4,500,000	0.55%	The same as above
	B	May 2020 to May 2027	7,500,000	0.60%	The same as above
	C	May 2020 to May 2030	2,400,000	0.64%	The same as above
109-4	A	July 2020 to July 2025	5,700,000	0.58%	Two equal installments in last two years; interest payable annually
	B	July 2020 to July 2027	6,300,000	0.65%	The same as above
	C	July 2020 to July 2030	1,900,000	0.67%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

109-5	A	September 2020 to September 2025	$4,800,000	0.50%	Two equal installments in last two years; interest payable annually
	B	September 2020 to September 2027	8,000,000	0.58%	The same as above
	C	September 2020 to September 2030	2,800,000	0.60%	The same as above
109-6 (Green bond)	A	December 2020 to December 2025	1,600,000	0.40%	The same as above
	B	December 2020 to December 2027	5,600,000	0.44%	The same as above
	C	December 2020 to December 2030	4,800,000	0.48%	The same as above
109-7	A	December 2020 to December 2025	1,900,000	0.36%	The same as above
	B	December 2020 to December 2027	10,200,000	0.41%	The same as above
	C	December 2020 to December 2030	6,400,000	0.45%	The same as above
110-1	A	March 2021 to March 2026	4,800,000	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400,000	0.55%	The same as above
	C	March 2021 to March 2031	4,900,000	0.60%	The same as above
110-2	A	May 2021 to May 2026	5,200,000	0.50%	The same as above
	B	May 2021 to May 2028	8,400,000	0.58%	The same as above
	C	May 2021 to May 2031	5,600,000	0.65%	The same as above
110-3	A	June 2021 to June 2026	6,900,000	0.52%	The same as above
	B	June 2021 to June 2028	7,900,000	0.58%	The same as above
	C	June 2021 to June 2031	4,900,000	0.65%	The same as above
110-4	A	August 2021 to August 2025	4,000,000	0.485%	The same as above
	B	August 2021 to August 2026	8,000,000	0.50%	The same as above
	C	August 2021 to August 2028	5,400,000	0.55%	The same as above
	D	August 2021 to August 2031	4,200,000	0.62%	The same as above
110-6	A	October 2021 to April 2026	3,200,000	0.535%	The same as above
	B	October 2021 to October 2026	6,900,000	0.54%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

110-6	C	October 2021 to October 2028	$4,600,000	0.60%	Bullet repayment; interest payable annually
	D	October 2021 to October 2031	1,600,000	0.62%	The same as above
110-7	A	December 2021 to December 2026	7,700,000	0.65%	The same as above
	B	December 2021 to June 2027	3,500,000	0.675%	The same as above
	C	December 2021 to December 2028	5,500,000	0.72%	The same as above
111-1 (Green bond)	A	January 2022 to January 2027	2,100,000	0.63%	The same as above
	B	January 2022 to January 2029	3,300,000	0.72%	The same as above
111-2	A	March 2022 to September 2026	3,000,000	0.84%	The same as above
	B	March 2022 to March 2027	9,600,000	0.85%	The same as above
	C	March 2022 to March 2029	1,600,000	0.90%	The same as above
111-3 (Green bond)	-	May 2022 to May 2027	6,100,000	1.50%	The same as above
111-4 (Green bond)	A	July 2022 to July 2026	1,200,000	1.60%	The same as above
	B	July 2022 to July 2027	10,100,000	1.70%	The same as above
	C	July 2022 to July 2029	1,200,000	1.75%	The same as above
	D	July 2022 to July 2032	1,400,000	1.95%	The same as above
111-5	A	August 2022 to June 2027	2,000,000	1.65%	The same as above
	B	August 2022 to August 2027	8,900,000	1.65%	The same as above
	C	August 2022 to August 2029	2,200,000	1.65%	The same as above
	D	August 2022 to August 2032	2,500,000	1.82%	The same as above
111-6 (Green bond)	A	October 2022 to October 2027	5,700,000	1.75%	The same as above
	B	October 2022 to October 2029	1,000,000	1.80%	The same as above
	C	October 2022 to October 2032	3,500,000	2.00%	The same as above

(Concluded)

Issuance	Tranche	Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

US$ unsecured bonds

109-1	-	September 2020 to September 2060	US$1,000,000	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually
110-5	-	September 2021 to September 2051	1,000,000	3.10%	The same as above

18.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Accordingly, the Company recognized expenses of NT$3,663,757 thousand and NT$3,028,282 thousand for the years ended December 31, 2022 and 2021, respectively.

b.	Defined benefit plans

The Company has defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2022	2021

Current service cost	$134,376	$145,289
Net interest expense	74,265	47,196
Components of defined benefit costs recognized in profit or loss	208,641	192,485
Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(429,948)	(73,298)
Actuarial loss arising from experience adjustments	1,413,760	94,278

(Continued)

	Years Ended December 31
	2022	2021

Actuarial loss arising from changes in demographic assumptions	$-	$277,454
Actuarial gain arising from changes in financial assumptions	(160,752)	(540,513)
Components of defined benefit costs recognized in other comprehensive income	823,060	(242,079)

Total	$1,031,701	$(49,594)

(Concluded)

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2022	2021

Cost of revenue	$135,125	$124,548
Research and development expenses	55,632	52,801
General and administrative expenses	15,129	12,430
Marketing expenses	2,755	2,706

	$208,641	$192,485

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2022	December 31, 2021

Present value of defined benefit obligation	$17,483,951	$16,585,442
Fair value of plan assets	(8,162,860)	(5,548,563)

Net defined benefit liability	$9,321,091	$11,036,879

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2022	2021

Balance, beginning of year	$16,585,442	$16,980,277
Current service cost	134,376	145,289
Interest expense	120,791	66,664
Remeasurement:
Actuarial loss arising from experience adjustments	1,413,760	94,278
Actuarial loss arising from changes in demographic assumptions	-	277,454
Actuarial gain arising from changes in financial assumptions	(160,752)	(540,513)
Benefits paid from plan assets	(585,343)	(431,817)
Benefits paid directly by the Company	(24,323)	(6,190)

Balance, end of year	$17,483,951	$16,585,442

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2022	2021

Balance, beginning of year	$5,548,563	$5,066,203
Interest income	46,526	19,468
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	429,948	73,298
Contributions from employer	2,723,166	821,411
Benefits paid from plan assets	(585,343)	(431,817)

Balance, end of year	$8,162,860	$5,548,563

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2022	December 31, 2021

Cash	$1,337,893	$1,000,961
Equity instruments	4,696,909	2,951,835
Debt instruments	2,128,058	1,595,767

	$8,162,860	$5,548,563

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2022	December 31, 2021

Discount rate	1.80%	0.75%
Future salary increase rate	4.00%	3.00%

Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:

1)

Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)

Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% (and not below 0.0%) in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$766,692 thousand and NT$780,460 thousand as of December 31, 2022 and 2021, respectively.

3)

Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$746,933 thousand and NT$759,527 thousand as of December 31, 2022 and 2021, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability.

The Company expects to make contributions of NT$2,832,093 thousand to the defined benefit plans in the next year starting from December 31, 2022. The weighted average duration of the defined benefit obligation is 9 years.

19.	EQUITY

a.	Capital stock

	December 31, 2022	December 31, 2021

Authorized shares (in thousands)	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,930,380	25,930,380
Issued capital	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On March 1, 2022, the Company issued employee restricted stocks awards (RSAs) for its employees in a total of 1,387 thousand shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed. Refer to Note 26 for the information on RSAs.

On May 10, 2022, the Company’s Board of Directors resolved to cancel 1,387 thousand treasury shares. Refer to Note 19(e) for the information.

As of the end of reporting period, 1,063,847 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,319,234 thousand shares (one ADS represents five common shares).

b.	Capital surplus

The categories of uses and the sources of capital surplus based on regulations were as follows:

	December 31, 2022	December 31, 2021

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$24,183,645	$24,184,939
From merger	22,803,291	22,804,510
From convertible bonds	8,892,371	8,892,847
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406,282	8,406,282
Donations - donated by shareholders	11,275	11,275

May only be used to offset a deficit

From share of changes in equities of subsidiaries	4,229,892	113,952
From share of changes in equities of associates	311,863	307,322
Donations – unclaimed dividend	53,680	40,475

May not be used for any purpose

Employee restricted shares	438,029	-

	$69,330,328	$64,761,602

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.	Retained earnings and dividend policy

The Company’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by the Company’s Board of Directors and reported to the Company’s shareholders in its meeting. When allocating earnings, the Company shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals the Company’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the Company’s Articles of Incorporation.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2022, 2021 and 2020 quarterly earnings have been approved by the Company’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of the	of 2022	of 2022	of 2022	of 2022
Company’s Board of	February 14,	November 8,	August 9,	May 10,
Directors in its meeting	2023	2022	2022	2022

Special capital reserve	$17,166,163	$(31,910,353)	$(12,002,798)	$(15,541,054)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of the	of 2021	of 2021	of 2021	of 2021
Company’s Board of	February 15,	November 9,	August 10,	June 9,
Directors in its meeting	2022	2021	2021	2021

Special capital reserve	$3,304,303	$710,169	$10,201,220	$(6,287,050)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of the	of 2020	of 2020	of 2020	of 2020
Company’s Board of	February 9,	November 10,	August 11,	May 12,
Directors in its meeting	2021	2020	2020	2020

Special capital reserve	$12,420,727	$5,501,351	$11,884,457	$(2,694,841)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$64,825,951
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.5

The special capital reserve for 2022 is to be presented for approval in the Company’s shareholders’ meeting to be held on June 6, 2023 (expected).

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)
Exchange differences arising on translation of foreign operations	51,030,928	-	-	-	51,030,928
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	18,979	-	-	18,979
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(303,242)	-	-	(303,242)
Transferred to initial carrying amount of hedged items	-	-	(52,929)	-	(52,929)
Issuance of shares	-	-	-	(451,899)	(451,899)
Share-based payment expenses recognized	-	-	-	266,746	266,746
Share of other comprehensive income (loss) of subsidiaries and associates	529,132	(10,346,321)	1,405,538	-	(8,411,651)
Income tax effect	-	(79)	6,036	-	5,957

Balance, end of year	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)

	Year Ended December 31, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)
Exchange differences arising on translation of foreign operations	(6,182,507)	-	-	-	(6,182,507)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	170,127	-	-	170,127
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(187,654)	-	-	(187,654)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	(41,416)	-	(41,416)
Transferred to initial carrying amount of hedged items	-	-	48,469	-	48,469
Share of other comprehensive income (loss) of subsidiaries and associates	(119,227)	(1,673,697)	113,483	-	(1,679,441)
Income tax effect	-	(56,220)	-	-	(56,220)

Balance, end of year	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)

The aforementioned other equity includes the changes in other equities of the Company and the Company’s share of its subsidiaries and associates.

e.	Treasury stock

For the Company’s shareholders’ interests, the Company’s Board of Directors approved a share buyback program on February 15, 2022 to repurchase 1,387 thousand shares. The Company has completed this share buyback program during the first quarter of 2022. On May 10, 2022, the Company’s Board of Directors resolved to cancel the 1,387 thousand shares and set May 10, 2022 as the record date for capital reduction. The registration for share cancellation was completed on May 20, 2022.

20.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Years Ended December 31
Product	2022	2021

Wafer	$1,989,174,117	$1,402,118,668
Others	263,146,444	172,627,213

	$2,252,320,561	$1,574,745,881

	Years Ended December 31
Geography	2022	2021

Taiwan	$210,470,783	$203,963,760
United States	1,488,848,778	1,011,932,438
China	245,168,746	164,552,063
Europe, the Middle East and Africa	123,767,140	89,010,064
Japan	119,099,336	71,920,856
Others	64,965,778	33,366,700

	$2,252,320,561	$1,574,745,881

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Years Ended December 31
Platform	2022	2021

High Performance Computing	$927,459,536	$582,854,806
Smartphone	884,505,210	689,533,461
Internet of Things	194,878,453	132,006,238
Automotive	115,678,391	66,624,542
Digital Consumer Electronics	56,317,962	55,190,318
Others	73,481,009	48,536,516

	$2,252,320,561	$1,574,745,881

	Years Ended December 31
Resolution	2022	2021

5-nanometer	$503,914,841	$261,623,571
7-nanometer	536,730,486	439,070,618
10-nanometer	24,775	656,748
16-nanometer	258,793,242	190,667,571
20-nanometer	8,848,885	5,650,015
28-nanometer	206,578,337	152,807,948
40/45-nanometer	145,748,015	103,286,953
65-nanometer	93,292,327	66,373,107
90-nanometer	40,280,729	32,234,476
0.11/0.13 micron	57,915,290	40,454,036
0.15/0.18 micron	110,631,548	86,589,003
0.25 micron and above	26,415,642	22,704,622

Wafer revenue	$1,989,174,117	$1,402,118,668

b.	Contract balances

	December 31, 2022	December 31, 2021	January 1, 2021

Contract liabilities (classified under accrued expenses and other current liabilities)	$62,380,554	$33,951,838	$9,365,661

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$33,365,181 thousand and NT$8,737,297 thousand for the years ended December 31, 2022 and 2021, respectively.

c.	Temporary receipts from customers

	December 31, 2022	December 31, 2021

Current portion (classified under accrued expenses and other current liabilities)	$107,723,580	$30,612,702
Noncurrent portion (classified under other noncurrent liabilities)	168,399,207	155,381,485

	$276,122,787	$185,994,187

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

d.	Refund liabilities

Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms. As of December 31, 2022 and 2021, the aforementioned refund liabilities amounted to NT$50,980,669 thousand and NT$39,493,180 thousand (classified under accrued expenses and other current liabilities), respectively.

21.	INTEREST INCOME

	Years Ended December 31
	2022	2021

Interest income
Bank deposits	$5,644,170	$927,754
Financial assets at amortized cost	313,694	-

	$5,957,864	$927,754

22.	FINANCE COSTS

	Years Ended December 31
	2022	2021
Interest expense
Corporate bonds	$3,888,669	$2,368,729
Lease liabilities	231,037	156,117
Bank loans	279	9,854
Others	1,228	21
Less: Capitalized interest under property, plant and equipment	(880,807)	-

	$3,240,406	$2,534,721

Information about capitalized interest is as follows:

Years Ended December 31, 2022

Capitalization rate	0.72%-1.20%

23.	OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2022	2021

Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	$2,518,506	$(10,091,171)
The accrual of expected credit loss of financial assets
Financial assets at amortized cost	(10,341)	-
Other gains, net	545,116	257,813

	$3,053,281	$(9,833,358)

24.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2022	2021

Current income tax expense
Current tax expense recognized in the current year	$144,561,484	$86,705,704
Income tax adjustments on prior years	(489,638)	160,565
Other income tax adjustments	205,529	151,344
	144,277,375	87,017,613
Deferred income tax benefit
The origination and reversal of temporary differences	(24,810,515)	(17,433,690)
Investment tax credits	4,676,707	(5,621,745)
	(20,133,808)	(23,055,435)

Income tax expense recognized in profit or loss	$124,143,567	$63,962,178

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2022	2021

Income before tax	$1,140,673,816	$660,502,191

Income tax expense at the statutory rate	$228,134,763	$132,100,438
Tax effect of adjusting items:
Nondeductible items in determining taxable income	12,804,635	11,605,518
Tax-exempt income	(157,955,934)	(89,852,940)
Additional income tax under the Alternative Minimum Tax Act	61,578,020	32,852,688
The origination and reversal of temporary differences	(24,810,515)	(17,433,690)
Income tax credits	4,676,707	(5,621,745)
	124,427,676	63,650,269
Income tax adjustments on prior years	(489,638)	160,565
Other income tax adjustments	205,529	151,344

Income tax expense recognized in profit or loss	$124,143,567	$63,962,178

For the years ended December 31, 2022 and 2021, the Company applied a tax rate of 20% subject to the R.O.C. Income Tax Law.

b.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2022	December 31, 2021

Deferred income tax assets
Temporary differences
Depreciation	$44,989,153	$34,146,437
Refund liability	12,002,094	5,903,698
Unrealized exchange losses	5,779,739	-
Unrealized loss on inventories	2,260,011	861,924
Net defined benefit liability	1,722,005	1,237,086
Investment tax credits	945,038	5,621,745
Investments in equity instruments at FVTOCI	10,021	10,100

	$67,708,061	$47,780,990

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$-	$(706,311)
Others	(908,273)	(1,142,655)

	$(908,273)	$(1,848,966)

	Year Ended December 31, 2022
		Recognized in
	Balance,		Other
	Beginning of		Comprehensive	Balance,
	Year	Profit or Loss	Income	End of Year

Deferred income tax assets
Temporary differences
Depreciation	$34,146,437	$10,842,716	$-	$44,989,153
Refund liability	5,903,698	6,098,396	-	12,002,094
Unrealized exchange losses	-	5,779,739	-	5,779,739
Unrealized loss on inventories	861,924	1,398,087	-	2,260,011
Net defined benefit liability	1,237,086	(249,116)	734,035	1,722,005
Investment tax credits	5,621,745	(4,676,707)	-	945,038
Investments in equity instruments at FVTOCI	10,100	-	(79)	10,021

	$47,780,990	$19,193,115	$733,956	$67,708,061

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(706,311)	$706,311	$-	$-
Others	(1,142,655)	234,382	-	(908,273)

	$(1,848,966)	$940,693	$-	$(908,273)

	Year Ended December 31, 2021
		Recognized in
	Balance,		Other
	Beginning of		Comprehensive	Balance,
	Year	Profit or Loss	Income	End of Year

Deferred income tax assets
Temporary differences
Depreciation	$18,723,852	$15,422,585	$-	$34,146,437
Refund liability	3,719,427	2,184,271	-	5,903,698
Investment tax credits	-	5,621,745	-	5,621,745
Net defined benefit liability	1,341,960	(75,825)	(29,049)	1,237,086
Unrealized loss on inventories	826,666	35,258	-	861,924
Investments in equity instruments at FVTOCI	66,320	-	(56,220)	10,100

	$24,678,225	$23,188,034	$(85,269)	$47,780,990

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(866,452)	$160,141	$-	$(706,311)
Others	(849,915)	(292,740)	-	(1,142,655)

	$(1,716,367)	$(132,599)	$-	$(1,848,966)

c.	The deductible temporary differences for which no deferred income tax assets have been recognized

As of December 31, 2022 and 2021, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$26,790,935 thousand and NT$66,431,255 thousand, respectively.

d.	Unused tax-exemption information

As of the end of reporting period, the profits generated from the following project of the Company are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2009	2018 to 2022

e.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2022 and 2021, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$222,682,649 thousand and NT$177,552,831 thousand, respectively.

f.	Income tax examination

The tax authorities have examined income tax returns of the Company through 2020. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

25.	EARNINGS PER SHARE

	Years Ended December 31
	2022	2021

Basic EPS	$39.20	$23.01
Diluted EPS	$39.20	$23.01

EPS is computed as follows:

	Years Ended December 31
	2022	2021

Basic EPS
Net income available to common shareholders	$1,016,530,249	$596,540,013
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,190	25,930,380
Basic EPS (in dollars)	$39.20	$23.01

Diluted EPS
Net income available to common shareholders	$1,016,530,249	$596,540,013
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,190	25,930,380
Effects of all dilutive potential common shares (in thousands)	193	-
Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,929,383	25,930,380
Diluted EPS (in dollars)	$39.20	$23.01

26.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Equity-settled share-based payment- RSAs

The RSAs in each year are as follows:

	2022 RSAs	2021 RSAs

Resolution Date of the Company’s shareholders in its meeting	June 8, 2022	July 26, 2021
Resolution Date of the Company’s Board of Directors in its meeting	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,110	1,387
Eligible employees	Executive officers and non- executive officers	Executive officers
Grant date / Issuance date	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:

1)	The RSAs granted to eligible employees can only be vested if

●	the employee remains employed by the Company or the subsidiaries on the last date of each vesting period;

●	during the vesting period, the employee may not breach any agreement with the Company or the subsidiaries or violate the Company’s work rules; and

●	certain employee performance metrics and the Company’s or the subsidiaries’ business performance metrics are met.

2)

The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of the Company’s business performance metrics.

3)

For eligible executive officers of the Company: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on the Company’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation Committee’s (rename to Compensation and People Development Committee from February 14, 2023) evaluation of the Company’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

The Company’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4)

For eligible employees who are not executive officers of the Company and the subsidiaries: The number of RSAs to be vested in each year will be calculated in accordance with the below table based on the Company’s audited consolidated financial statements for the year prior to the vesting year. The number of shares so calculated should be rounded down to the nearest integral.

	Threshold	Target	Weight	Ratio of Shares to be Vested
Revenue Growth Rate	10%	15%	1/3	< Threshold: 0%
Gross Margin	50%	53%	1/3	= Threshold: 50%
Return on Equity	20%	25%	1/3	≥ Target: 100% Between threshold and target: as calculated by interpolation method

5)	Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

●

During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

●

Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of the Company.

6)	Details of granted 2021 RSAs are as follows:

2021 RSAs
Number of Stocks (In Thousands)

Balance, beginning of year	-
Issuance of stocks	1,387

Balance, end of year	1,387

Weighted-average fair value of RSAs (in dollars)	$325.81

The 2021 RSAs is measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

2021 RSAs
March 1, 2022

Stock price at grant date (in dollars)	$604
Expected price volatility	25.34%-28.28%
Expected option life	1-3years
Risk-free interest rate	0.57%

Refer to Note 27 for the compensation costs of the 2021 RSAs recognized by the Company.

On February 14, 2023, the Company’s Board of Directors approved the issuance of RSAs for year 2023 of no more than 6,249 thousand common shares. The grants will be made free of charge. The actual number of shares to be issued will be resolved by the Board of Directors after the RSAs is approved at the shareholders' meeting and by the competent authority.

b.	Cash-settled share-based payment arrangements

The cash-settled share-based payment arrangements in each year are as follows:

	2022 Plan	2021 Plan

Resolution Date of the Company’s Board of Directors in its meeting	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	400	236
Grant date	March 1, 2023	March 1, 2022

Note:	One unit of the right represents a right to the market value of one the Company’s common share when vested.

The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned 2021 RSAs.

The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

Years Ended December 31, 2022
2021 Plan

Stock price at measurement date (in dollars)	$451
Expected price volatility	28.80%-32.19%
Expected option life	1-3years
Risk-free interest rate	1.09%

Refer to Note 27 for the compensation costs of the cash-settled share-based payment recognized by the Company. The liabilities under cash-settled share-based payment arrangement amounted to NT$30,757 thousand as of the end of reporting period.

27.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2022	2021

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$385,647,215	$375,608,062
Recognized in operating expenses	27,939,678	27,176,646
Recognized in other operating income and expenses	8,189	146,549

	$413,595,082	$402,931,257

b.Amortization of intangible assets

Recognized in cost of revenue	$6,069,729	$5,510,463
Recognized in operating expenses	2,637,232	2,590,267

	$8,706,961	$8,100,730

	Years Ended December 31
	2022	2021

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$3,663,757	$3,028,282
Defined benefit plans	208,641	192,485
	3,872,398	3,220,767
Share-based payments
Equity-settled	266,746	-
Cash-settled	32,704	-
	299,450	-

Other employee benefits	209,410,863	143,894,842

	$213,582,711	$147,115,609

Employee benefits expense summarized by function
Recognized in cost of revenue	$128,714,551	$90,226,056
Recognized in operating expenses	84,868,160	56,889,553

	$213,582,711	$147,115,609

According to the Company’s Articles of Incorporation, the Company shall allocate compensation to directors and profit sharing bonus to employees of the Company not more than 0.3% and not less than 1% of annual profits during the period, respectively.

The Company accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual parent company only financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Years Ended December 31
	2022	2021

Profit sharing bonus to employees	$60,702,047	$35,601,449

The Company’s profit sharing bonus to employees and compensation to directors for 2022, 2021 and 2020 had been approved by the Board of Directors of the Company, as illustrated below:

	Years Ended December 31
	2022	2021	2020
Resolution Date of the Company’s Board of	February 14,	February 15,	February 9,
Directors in its meeting	2023	2022	2021

Profit sharing bonus to employees	$60,702,047	$35,601,449	$34,753,184
Compensation to directors	$690,128	$487,537	$509,753

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2022, 2021 and 2020, respectively.

The information about the appropriations of the Company’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

28.CASH FLOW INFORMATION

a.	Non-cash transactions

	Years Ended December 31
	2022	2021

Additions of property, plant and equipment	$956,066,006	$783,332,395
Exchange of assets	(275,564)	(3,256,517)
Changes in payables to contractors and equipment suppliers	(57,334,833)	13,292,746
Transferred to initial carrying amount of hedged items	-	(41,416)
Capitalized interests	(880,807)	-

Payments for acquisition of property, plant and equipment	$897,574,802	$793,327,208

Additions of intangible assets	$7,271,305	$9,278,760
Changes in accrued expenses and other current liabilities	(591,434)	(280,676)

Payments for acquisition of intangible assets	$6,679,871	$8,998,084

b.	Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2022	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2022

Short-term loans	$114,921,333	$(111,959,992)	$(2,372,053)	$-	$(589,288)	$-
Bonds payable	312,183,409	60,930,472	6,071,821	-	44,772	379,230,474
Lease liabilities	20,333,476	(2,076,495)	-	11,135,244	231,037	29,623,262

Total	$447,438,218	$(53,106,015)	$3,699,768	$11,135,244	$(313,479)	$408,853,736

			Non-cash Changes
	Balance as of January 1, 2021	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2021

Short-term loans	$175,659,726	$(50,538,933)	$(9,670,786)	$-	$(528,674)	$114,921,333
Bonds payable	173,050,745	139,571,843	(466,391)	-	27,212	312,183,409
Lease liabilities	19,859,208	(1,622,246)	-	1,940,397	156,117	20,333,476

Total	$368,569,679	$87,410,664	$(10,137,177)	$1,940,397	$(345,345)	$447,438,218

Note:	Other changes include discounts on short-term loans, amortization of bonds payable and financial cost of lease liabilities.

29.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital expenditures, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

30.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2022	December 31, 2021

Financial assets
FVTPL (Note 1)	$552,255	$145,280
FVTOCI (Note 2)	8,340,347	5,198,309
Amortized cost (Note 3)	903,070,406	586,299,180

	$911,963,008	$591,642,769
Financial liabilities
FVTPL (Note 4)	$17,468	$636,472
Amortized cost (Note 5)	1,161,623,982	1,026,450,717

	$1,161,641,450	$1,027,087,189

Note 1:	Financial assets mandatorily measured at FVTPL.

Note 2:	Including notes and accounts receivable (net) and equity investments.

Note 3:

Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits, and temporary payments (classified under other current assets and other noncurrent assets).

Note 4:	Held for trading.

Note 5:

Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, guarantee deposits and other noncurrent liabilities.

b.	Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit Committees (rename to Audit and Risk Committee from February 14, 2023) and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially the Company’s sales is denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollars, would have an adverse impact on the revenue and operating profit as expressed in NT dollar. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the years ended December 31, 2022 and 2021, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$1,649,664 thousand and NT$1,196,014 thousand, respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its bank deposits and bank loans. Changes in interest rates affect the interest earned on the Company’s bank deposits, as well as the interest paid on its bank loans. Because all of the Company’s bonds issued are fixed-rate and measured at amortized cost, changes in interest rates would not affect the future cash flows or the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the years ended December 31, 2022 and 2021, the other comprehensive income would have decreased by NT$89,297 thousand and NT$87,841 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2022 and 2021, the Company’s ten largest customers accounted for 69% and 67% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment-grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.09%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the years ended December 31, 2022, the expected credit loss increased NT$10,341 thousand. The changes were mainly due to increased investment amount and adjusted investment portfolio.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2022

Non-derivative financial liabilities

Accounts payable (including related parties)	$58,783,586	$-	$-	$-	$58,783,586
Payables to contractors and equipment suppliers	200,046,018	-	-	-	200,046,018
Accrued expenses and other current liabilities	202,361,596	-	-	-	202,361,596
Bonds payable	22,247,420	39,372,048	160,243,071	228,241,509	450,104,048
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,356,314	4,358,739	4,163,558	21,795,680	32,674,291
Others	-	166,266,719	10,518,481	783,181	177,568,381
	485,794,934	209,997,506	174,925,110	250,820,370	1,121,537,920

Derivative financial instruments

Forward exchange contracts
Outflows	74,107,091	-	-	-	74,107,091
Inflows	(74,837,641)	-	-	-	(74,837,641)
	(730,550)	-	-	-	(730,550)

	$485,064,384	$209,997,506	$174,925,110	$250,820,370	$1,120,807,370

(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2021

Non-derivative financial liabilities

Short-term loans	$114,767,034	$-	$-	$-	$114,767,034
Accounts payable (including related parties)	48,892,095	-	-	-	48,892,095
Payables to contractors and equipment suppliers	136,212,285	-	-	-	136,212,285
Accrued expenses and other current liabilities	105,867,008	-	-	-	105,867,008
Bonds payable	7,705,092	31,050,325	87,631,487	248,960,671	375,347,575
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	1,740,990	3,129,411	2,868,048	13,739,223	21,477,672
Others	-	164,991,929	-	-	164,991,929
	415,184,504	199,171,665	90,499,535	262,699,894	967,555,598

Derivative financial instruments

Forward exchange contracts
Outflows	132,106,866	-	-	-	132,106,866
Inflows	(132,001,910)	-	-	-	(132,001,910)
	104,956	-	-	-	104,956

	$415,289,460	$199,171,665	$90,499,535	$262,699,894	$967,660,554

(Concluded)

Note:	Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

December 31, 2022

Lease liabilities	$9,497,599	$7,291,192	$4,222,404	$784,485	$21,795,680

December 31, 2021

Lease liabilities	$6,665,672	$4,994,134	$1,959,928	$119,489	$13,739,223

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the parent company only balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2022
	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$552,255	$-	$552,255

Financial assets at FVTOCI

Investments in equity instruments
Non-publicly traded equity investments	$-	$1,014,741	$1,014,741
Notes and accounts receivable, net	7,325,606	-	7,325,606

	$7,325,606	$1,014,741	$8,340,347

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$17,468	$-	$17,468

	December 31, 2021
	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$145,280	$-	$145,280

Financial assets at FVTOCI

Investments in equity instruments
Non-publicly traded equity investments	$-	$998,400	$998,400
Notes and accounts receivable, net	4,199,909	-	4,199,909

	$4,199,909	$998,400	$5,198,309

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$636,472	$-	$636,472

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI. Reconciliations for the years ended December 31, 2022 and 2021 were as follows:

	Years Ended December 31
	2022	2021

Balance, beginning of year	$998,400	$834,830
Recognized in other comprehensive income	18,979	170,127
Disposals and proceeds from return of capital of investments	(2,638)	(6,557)

Balance, end of year	$1,014,741	$998,400

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

●	Forward exchange contracts are measured using forward exchange rates and discount rates derived from quoted market prices.

●	The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties.

The market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the parent company only financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	December 31, 2022
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Commercial paper	$48,732,476	$48,882,028

(Continued)

	December 31, 2022
	Carrying	Level 2
	Amount	Fair Value

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$379,230,474	$349,956,767

(Concluded)

	December 31, 2021
	Carrying	Level 2
	Amount	Fair Value

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$312,183,409	$310,632,379

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair value of the Company’s bonds payable is determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

31.	RELATED PARTY TRANSACTIONS

The significant transactions between the Company and its related parties, other than those disclosed in other notes, are summarized as follows:

a.	Related party name and categories

Related Party Name	Related Party Categories

TSMC China	Subsidiaries
TSMC Nanjing	Subsidiaries
TSMC Arizona	Subsidiaries
VisEra Tech	Subsidiaries
TSMC North America	Subsidiaries
TSMC Europe	Subsidiaries
TSMC JDC	Subsidiaries
TSMC 3DIC	Subsidiaries
JASM	Subsidiaries
TSMC Japan	Subsidiaries
TSMC Korea	Subsidiaries
TSMC Design Technology Canada Inc. (TSMC Canada)	Indirect Subsidiaries
TSMC Technology, Inc. (TSMC Technology)	Indirect Subsidiaries
WaferTech, LLC (WaferTech)	Indirect Subsidiaries
GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates

b.	Net revenue

		Years Ended December 31
		2022	2021

Item	Related Party Name/Categories

Net revenue from sale of goods	TSMC North America	$1,538,849,403	$1,040,985,786
	Associates	11,356,410	5,898,780
	Other subsidiaries	187,169	110,849

		$1,550,392,982	$1,046,995,415

Net revenue from royalties	Subsidiaries	$13	$243
	Associates	266,952	223,196

		$266,965	$223,439

c.	Purchases

	Years Ended December 31
	2022	2021

Related Party Categories

Subsidiaries	$81,923,311	$56,134,681
Associates	6,422,831	7,569,787

	$88,346,142	$63,704,468

d.	Receivables from related parties

		December 31, 2022	December 31, 2021

Item	Related Party Name/Categories

Receivables from related	TSMC North America	$171,738,863	$137,956,681
parties	Associates	1,300,302	391,647
	Other subsidiaries	5,647	4,046

		$173,044,812	$138,352,374

Other receivables from related	TSMC North America	$6,184,798	$5,000,563
parties	TSMC Nanjing	75,610	59,935
	Other subsidiaries	29,030	105,396
	Associates	68,487	61,531

		$6,357,925	$5,227,425

e.	Other noncurrent assets

		December 31, 2022	December 31, 2021

Item	Related Party Name

Temporary payments	JASM	$6,925,782	$-

f.	Payables to related parties

		December 31, 2022	December 31, 2021

Item	Related Party Name/Categories

Payables to related parties	TSMC Nanjing	$4,105,919	$2,761,080
	TSMC China	2,296,083	1,802,314
	Xintec	1,047,374	725,261
	Other subsidiaries	2,006,484	1,687,157
	Other associates	595,184	711,861

		$10,051,044	$7,687,673

g.	Accrued expenses and other current liabilities

		December 31, 2022	December 31, 2021

Item	Related Party Name/Categories

Other payables and other	Subsidiaries	$961,365	$1,389,861
current liabilities	Associates	111,834	726,350

		$1,073,199	$2,116,211

Temporary receipts	TSMC North America	$97,634,360	$20,650,062

h.	Other noncurrent liabilities

		December 31, 2022	December 31, 2021

Item	Related Party Name

Temporary receipts	TSMC North America	$142,132,113	$127,361,560

i.	Disposal of property, plant and equipment

	Proceeds
	Years Ended December 31
	2022	2021

Related Party Name/Categories

TSMC Nanjing	$673,945	$102,721
Other subsidiaries	102,099	21,103
Associates	100	-

	$776,144	$123,824

	Gains
	Years Ended December 31
	2022	2021

Related Party Name/Categories

TSMC Nanjing	$302,234	$24,765
Other subsidiaries	50,882	38,931
Associates	100	-

	$353,216	$63,696

	Deferred Gains from Disposal of Property, Plant and Equipment
	December 31, 2022	December 31, 2021

Related Party Name/Categories

TSMC Nanjing	$99,272	$50,816
WaferTech	75,440	32,116
Other subsidiaries	36,596	35,667

	$211,308	$118,599

j.	Others

		Years Ended December 31
		2022	2021

Item	Related Party Name/Categories

Manufacturing expenses	Associates	$5,997,687	$5,445,819
	Subsidiaries	21,662	20,791

		$6,019,349	$5,466,610

Research and development	Subsidiaries	$5,264,358	$3,719,115
expenses	Associates	258,008	252,054

		$5,522,366	$3,971,169

(Continued)

		Years Ended December 31
		2022	2021

Marketing expenses -	TSMC Europe	$541,200	$465,783
commission	Other subsidiaries	618,880	517,205

		$1,160,080	$982,988

(Concluded)

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain or loss derived from sales of property, plant and equipment to related parties using equity method, and then recognized such gain or loss over the depreciable lives of the disposed assets.

k.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2022	2021

Short-term employee benefits	$4,221,962	$2,768,725
Post-employment benefits	2,618	2,458
Share-based payments	286,227	-

	$4,510,807	$2,771,183

The compensation to directors and other key management personnel were determined by the Compensation Committee (rename to Compensation and People Development Committee from February 14, 2023) of the Company in accordance with the individual performance and the market trends.

32.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity provided the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, the Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.

In September 2022, Daedalus Prime LLC (“Daedalus”) filed complaints in the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that the Company, TSMC North America, and other companies infringe four U.S. patents. The ITC instituted an investigation in October 2022. The outcome cannot be determined and we cannot make a reliable estimate of the contingent liability at this time.

d.

The Company entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

e.	The Company entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

f.	The Company entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

g.

As of the end of reporting period, the Company provided endorsement guarantees of NT$2,555,730 thousand to its subsidiary, TSMC North America, in respect of providing endorsement guarantees for office leasing contract.

h.

As of the end of reporting period, the Company provided a NT$230,347,500 thousand endorsement guarantee for its subsidiary, TSMC Global, in respect of its issuance of US dollar-denominated senior unsecured corporate bonds.

i.

As of the end of reporting period, the Company provided a NT$369,551,715 thousand endorsement guarantee for its subsidiary, TSMC Arizona, in respect of its issuance of US dollar-denominated senior unsecured corporate bonds and operation needs.

j.

The Company entrusted financial institutions to open performance guarantee mainly for import and export of goods, lease agreement and energy purchase agreement. As of December 31, 2022 and December 31, 2021, the aforementioned guarantee amounted to NT$7,623,262 thousand and NT$4,954,798 thousand, respectively.

33.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount (In Thousands)

December 31, 2022

Financial assets

Monetary items
USD	$13,953,942	30.713	$428,567,422
EUR	7,863	32.838	258,211
JPY	124,526,582	0.2331	29,027,146

Financial liabilities

Monetary items
USD	14,450,017	30.713	443,803,373
EUR	2,352,220	32.838	77,242,213
JPY	125,984,842	0.2331	29,367,067

December 31, 2021

Financial assets

Monetary items
USD	11,386,512	27.674	315,110,347
EUR	14,420	31.460	453,666
JPY	10,673,383	0.2414	2,576,555

Financial liabilities

Monetary items
USD	11,851,225	27.674	327,970,810
EUR	3,494,588	31.460	109,939,747
JPY	109,729,158	0.2414	26,488,619

Note:	Exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Please refer to the parent company only statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the years ended December 31, 2022 and 2021, respectively. Since there were varieties of foreign currency transactions of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

34.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for the Company:

a.	Financings provided: See Table 1 attached;

b.	Endorsement/guarantee provided: See Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.	Information about the derivative financial instruments transaction: See Notes 7 and 9;

j.	Names, locations, and related information of investees over which the Company exercises significant influence (excluding information on investment in mainland China): See Table 8 attached;

k.	Information on investment in mainland China

1)

The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 9 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Note 31.

l.	Information of major shareholder

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 10 attached.

35.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 2)			Ending Balance (Foreign Currencies in Thousands) (Note 2)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Note 1)	Financing Company’s Total Financing Amount Limits (Note 1)
																			Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (USD	74,200,110 8,800,000 1,150,000	)& )	$ (RMB (USD	74,200,110 8,800,000 1,150,000	)& )	$ (RMB (USD	45,211,510 7,800,000 350,000	)& )	0.75%-1.50%	The need for short-term and long-term financing	$-	Operating capital	$-	-	$-	$87,432,993	$87,432,993

Note 1:	The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 2:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$736,413,299	$ (US$	2,555,730 83,213)	$ (US$	2,555,730 83,213)	$ (US$	2,555,730 83,213)	$-	0.09%	$736,413,299	Yes	No	No
		TSMC Global	Subsidiary	736,413,299	(US$	230,347,500 7,500,000)	(US$	230,347,500 7,500,000)	(US$	230,347,500 7,500,000)	-	7.82%	736,413,299	Yes	No	No
		TSMC Arizona	Subsidiary	736,413,299	(US$	369,551,715 12,032,420)	(US$	369,551,715 12,032,420)	(US$	246,699,701 8,032,420)	-	12.55%	736,413,299	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	336,399	(JPY	307,692 1,320,000)	(JPY	307,692 1,320,000)	(JPY	307,692 1,320,000)	-	0.01%	336,399	No	No	No

Note 1:	The total amount of the endorsement/guarantee provided by TSMC to TSMC North America, TSMC Global and TSMC Arizona shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 2:	The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

December 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Commercial paper
	Taiwan Power Company	-	Financial assets at amortized cost	2,950		$29,335,729	N/A		$29,421,735
	CPC Corporation, Taiwan	-	〃	750	7,458,936		N/A	7,481,537
	Nan Ya Plastics Corporation	-	〃	450	4,476,301		N/A	4,492,086
	Formosa Petrochemical Corporation	-	〃	300	2,985,385		N/A	2,994,951
	Formosa Chemicals & Fibre Corporation	-	〃	250	2,485,666		N/A	2,494,159
	Formosa Plastics Corporation	-	〃	200	1,990,459		N/A	1,997,560

	Non-publicly traded equity investments
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	Financial assets at fair value through other comprehensive income	10,500	473,508		7	473,508
	United Industrial Gases Co., Ltd.	-	〃	21,230	443,461		10	443,461
	Global Investment Holding Inc.	-	〃	10,442	97,772		6	97,772
	Crimson Asia Capital	-	〃	-	-		1	-

TSMC Partners	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	26,441	6	US$	26,441
	China Walden Venture Investments II, L.P.	-	〃	-	US$	18,454	9	US$	18,454
	China Walden Venture Investments III, L.P.	-	〃	-	US$	13,602	4	US$	13,602
	Tela Innovations	-	〃	6,942	-		22	-
	Movella Inc.	-	〃	6,333	-		9	-

TSMC Global	Corporate bond
	Morgan Stanley	-	Financial assets at fair value through other comprehensive income	-	US$	83,242	N/A	US$	83,242
	Bank of America Corporation	-	〃	-	US$	76,626	N/A	US$	76,626
	Citigroup Inc.	-	〃	-	US$	61,493	N/A	US$	61,493
	Wells Fargo & Company	-	〃	-	US$	59,735	N/A	US$	59,735
	The Goldman Sachs Group, Inc.	-	〃	-	US$	51,439	N/A	US$	51,439
	JPMorgan Chase & Co.	-	〃	-	US$	50,629	N/A	US$	50,629
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	32,949	N/A	US$	32,949
	HSBC Holdings plc	-	〃	-	US$	32,402	N/A	US$	32,402
	AbbVie Inc.	-	〃	-	US$	27,892	N/A	US$	27,892
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	27,658	N/A	US$	27,658
	Banco Santander, S.A.	-	〃	-	US$	26,257	N/A	US$	26,257
	Metropolitan Life Global Funding I	-	〃	-	US$	24,408	N/A	US$	24,408
	Athene Global Funding	-	〃	-	US$	23,191	N/A	US$	23,191
	Oracle Corporation	-	〃	-	US$	21,865	N/A	US$	21,865
	Royal Bank of Canada	-	〃	-	US$	21,423	N/A	US$	21,423
	Principal Life Global Funding II	-	〃	-	US$	19,768	N/A	US$	19,768
	The Toronto-Dominion Bank	-	〃	-	US$	19,510	N/A	US$	19,510
	Equitable Financial Life Global Funding	-	〃	-	US$	18,979	N/A	US$	18,979
	BNP Paribas SA	-	〃	-	US$	18,931	N/A	US$	18,931

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Nordea Bank Abp	-	Financial assets at fair value through other comprehensive income	-	US$	18,263	N/A	US$	18,263
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	18,086	N/A	US$	18,086
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	17,158	N/A	US$	17,158
	Guardian Life Global Funding	-	〃	-	US$	16,412	N/A	US$	16,412
	Mizuho Financial Group, Inc.	-	〃	-	US$	16,169	N/A	US$	16,169
	Deutsche Bank AG - New York Branch	-	〃	-	US$	16,038	N/A	US$	16,038
	Hyundai Capital America	-	〃	-	US$	15,807	N/A	US$	15,807
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	15,613	N/A	US$	15,613
	Nationwide Building Society	-	〃	-	US$	15,375	N/A	US$	15,375
	NatWest Markets Plc	-	〃	-	US$	15,314	N/A	US$	15,314
	Bank of Montreal	-	〃	-	US$	15,224	N/A	US$	15,224
	Protective Life Global Funding	-	〃	-	US$	15,045	N/A	US$	15,045
	BPCE SA	-	〃	-	US$	14,691	N/A	US$	14,691
	Capital One Financial Corporation	-	〃	-	US$	14,125	N/A	US$	14,125
	ING Groep N.V.	-	〃	-	US$	14,050	N/A	US$	14,050
	NTT Finance Corporation	-	〃	-	US$	13,744	N/A	US$	13,744
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	13,508	N/A	US$	13,508
	Société Générale Société anonyme	-	〃	-	US$	13,327	N/A	US$	13,327
	The Bank of Nova Scotia	-	〃	-	US$	12,914	N/A	US$	12,914
	Credit Suisse AG, New York Branch	-	〃	-	US$	12,688	N/A	US$	12,688
	Apple Inc.	-	〃	-	US$	12,233	N/A	US$	12,233
	Macquarie Group Limited	-	〃	-	US$	11,654	N/A	US$	11,654
	Santander UK Group Holdings plc	-	〃	-	US$	11,628	N/A	US$	11,628
	Credit Agricole SA London Branch	-	〃	-	US$	11,611	N/A	US$	11,611
	Toyota Motor Credit Corporation	-	〃	-	US$	11,609	N/A	US$	11,609
	Standard Chartered PLC	-	〃	-	US$	11,541	N/A	US$	11,541
	UBS Group AG	-	〃	-	US$	11,473	N/A	US$	11,473
	The Bank of New York Mellon Corporation	-	〃	-	US$	11,282	N/A	US$	11,282
	Barclays PLC	-	〃	-	US$	11,263	N/A	US$	11,263
	Fifth Third Bancorp	-	〃	-	US$	10,917	N/A	US$	10,917
	National Securities Clearing Corporation	-	〃	-	US$	10,878	N/A	US$	10,878
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	10,738	N/A	US$	10,738
	Lloyds Banking Group plc	-	〃	-	US$	10,533	N/A	US$	10,533
	AT&T Inc.	-	〃	-	US$	10,528	N/A	US$	10,528
	S&P Global Inc.	-	〃	-	US$	10,246	N/A	US$	10,246
	Nomura Holdings, Inc.	-	〃	-	US$	10,195	N/A	US$	10,195
	U.S. Bancorp	-	〃	-	US$	9,781	N/A	US$	9,781
	Verizon Communications Inc.	-	〃	-	US$	9,765	N/A	US$	9,765
	Citizens Bank, National Association	-	〃	-	US$	9,364	N/A	US$	9,364
	Enel Finance International N.V.	-	〃	-	US$	9,104	N/A	US$	9,104
	Roper Technologies, Inc.	-	〃	-	US$	9,035	N/A	US$	9,035
	Equifax Inc.	-	〃	-	US$	8,925	N/A	US$	8,925
	Equinor ASA	-	〃	-	US$	8,832	N/A	US$	8,832
	Amazon.com, Inc.	-	〃	-	US$	8,820	N/A	US$	8,820
	Merck & Co., Inc.	-	〃	-	US$	8,616	N/A	US$	8,616
	Bristol-Myers Squibb Company	-	〃	-	US$	8,441	N/A	US$	8,441
	GSK Consumer Healthcare Capital US LLC	-	〃	-	US$	8,314	N/A	US$	8,314
	AIG Global Funding	-	〃	-	US$	8,209	N/A	US$	8,209
	New York Life Global Funding	-	〃	-	US$	8,192	N/A	US$	8,192

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	American Express Company	-	Financial assets at fair value through other comprehensive income	-	US$	8,037	N/A	US$	8,037
	Truist Financial Corporation	-	〃	-	US$	7,851	N/A	US$	7,851
	International Bank for Reconstruction and Development	-	〃	-	US$	7,608	N/A	US$	7,608
	KfW	-	〃	-	US$	7,594	N/A	US$	7,594
	UnitedHealth Group Incorporated	-	〃	-	US$	7,504	N/A	US$	7,504
	AstraZeneca Finance LLC	-	〃	-	US$	7,477	N/A	US$	7,477
	Canadian Imperial Bank of Commerce	-	〃	-	US$	7,443	N/A	US$	7,443
	Inter-American Development Bank	-	〃	-	US$	7,346	N/A	US$	7,346
	Suncorp-Metway Limited	-	〃	-	US$	7,315	N/A	US$	7,315
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	7,287	N/A	US$	7,287
	Lowe's Companies, Inc.	-	〃	-	US$	7,135	N/A	US$	7,135
	Northwestern Mutual Global Funding	-	〃	-	US$	6,853	N/A	US$	6,853
	Chevron Corporation	-	〃	-	US$	6,838	N/A	US$	6,838
	Fidelity National Information Services, Inc.	-	〃	-	US$	6,619	N/A	US$	6,619
	AstraZeneca PLC	-	〃	-	US$	6,500	N/A	US$	6,500
	Prudential Funding Corp.	-	〃	-	US$	6,447	N/A	US$	6,447
	John Deere Capital Corporation	-	〃	-	US$	6,437	N/A	US$	6,437
	Intuit Inc.	-	〃	-	US$	6,421	N/A	US$	6,421
	Cargill, Incorporated	-	〃	-	US$	6,378	N/A	US$	6,378
	Daimler Trucks Finance North America LLC	-	〃	-	US$	6,367	N/A	US$	6,367
	Roche Holdings, Inc.	-	〃	-	US$	6,339	N/A	US$	6,339
	The East Ohio Gas Company	-	〃	-	US$	6,333	N/A	US$	6,333
	Jackson National Life Global Funding	-	〃	-	US$	6,283	N/A	US$	6,283
	Danske Bank A/S	-	〃	-	US$	6,149	N/A	US$	6,149
	Ameren Corporation	-	〃	-	US$	5,960	N/A	US$	5,960
	Huntington Bancshares Incorporated	-	〃	-	US$	5,865	N/A	US$	5,865
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	5,864	N/A	US$	5,864
	Exxon Mobil Corporation	-	〃	-	US$	5,749	N/A	US$	5,749
	Swedbank AB (publ)	-	〃	-	US$	5,733	N/A	US$	5,733
	Fox Corporation	-	〃	-	US$	5,630	N/A	US$	5,630
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	5,604	N/A	US$	5,604
	Exelon Corporation	-	〃	-	US$	5,591	N/A	US$	5,591
	Take-Two Interactive Software, Inc.	-	〃	-	US$	5,576	N/A	US$	5,576
	Macquarie Bank Limited	-	〃	-	US$	5,541	N/A	US$	5,541
	Scentre Group Trust 1	-	〃	-	US$	5,525	N/A	US$	5,525
	WEC Energy Group, Inc.	-	〃	-	US$	5,498	N/A	US$	5,498
	WPP Finance 2010	-	〃	-	US$	5,459	N/A	US$	5,459
	Huntington National Bank	-	〃	-	US$	5,415	N/A	US$	5,415
	Intercontinental Exchange, Inc.	-	〃	-	US$	5,388	N/A	US$	5,388
	UBS AG, London Branch	-	〃	-	US$	5,387	N/A	US$	5,387
	Pacific Life Global Funding II	-	〃	-	US$	5,359	N/A	US$	5,359
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	5,302	N/A	US$	5,302
	The Charles Schwab Corporation	-	〃	-	US$	5,292	N/A	US$	5,292
	Alabama Power Company	-	〃	-	US$	5,263	N/A	US$	5,263
	Pioneer Natural Resources Company	-	〃	-	US$	5,254	N/A	US$	5,254
	ASB Bank Limited	-	〃	-	US$	5,239	N/A	US$	5,239
	Cox Communications, Inc.	-	〃	-	US$	5,112	N/A	US$	5,112
	Intel Corporation	-	〃	-	US$	5,109	N/A	US$	5,109
	Nutrien Ltd.	-	〃	-	US$	5,048	N/A	US$	5,048

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Southern California Edison Company	-	Financial assets at fair value through other comprehensive income	-	US$	5,017	N/A	US$	5,017
	Fiserv, Inc.	-	〃	-	US$	4,999	N/A	US$	4,999
	Five Corners Funding Trust	-	〃	-	US$	4,958	N/A	US$	4,958
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	4,774	N/A	US$	4,774
	CVS Health Corporation	-	〃	-	US$	4,750	N/A	US$	4,750
	CGI Inc.	-	〃	-	US$	4,713	N/A	US$	4,713
	Brookfield Finance Inc.	-	〃	-	US$	4,601	N/A	US$	4,601
	Thermo Fisher Scientific Inc.	-	〃	-	US$	4,558	N/A	US$	4,558
	Virginia Electric and Power Company	-	〃	-	US$	4,468	N/A	US$	4,468
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	4,439	N/A	US$	4,439
	W. P. Carey Inc.	-	〃	-	US$	4,414	N/A	US$	4,414
	HP Inc.	-	〃	-	US$	4,388	N/A	US$	4,388
	CenterPoint Energy, Inc.	-	〃	-	US$	4,342	N/A	US$	4,342
	CNH Industrial Capital LLC	-	〃	-	US$	4,260	N/A	US$	4,260
	Comcast Corporation	-	〃	-	US$	4,232	N/A	US$	4,232
	Bank of New Zealand	-	〃	-	US$	4,231	N/A	US$	4,231
	Eversource Energy	-	〃	-	US$	4,185	N/A	US$	4,185
	Brighthouse Financial Global Funding	-	〃	-	US$	4,100	N/A	US$	4,100
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	4,089	N/A	US$	4,089
	Korea Electric Power Corporation	-	〃	-	US$	4,037	N/A	US$	4,037
	Florida Power & Light Company	-	〃	-	US$	4,026	N/A	US$	4,026
	Dollar General Corporation	-	〃	-	US$	4,005	N/A	US$	4,005
	F&G Global Funding	-	〃	-	US$	4,003	N/A	US$	4,003
	7-Eleven, Inc.	-	〃	-	US$	3,981	N/A	US$	3,981
	Element Fleet Management Corp.	-	〃	-	US$	3,873	N/A	US$	3,873
	CNO Global Funding	-	〃	-	US$	3,858	N/A	US$	3,858
	Coca-Cola Europacific Partners PLC	-	〃	-	US$	3,837	N/A	US$	3,837
	AvalonBay Communities, Inc.	-	〃	-	US$	3,831	N/A	US$	3,831
	European Bank for Reconstruction and Development	-	〃	-	US$	3,802	N/A	US$	3,802
	Mondelez International, Inc.	-	〃	-	US$	3,696	N/A	US$	3,696
	B.A.T. International Finance p.l.c.	-	〃	-	US$	3,619	N/A	US$	3,619
	Appalachian Power Company	-	〃	-	US$	3,618	N/A	US$	3,618
	Public Storage	-	〃	-	US$	3,506	N/A	US$	3,506
	V.F. Corporation	-	〃	-	US$	3,503	N/A	US$	3,503
	Monongahela Power Company	-	〃	-	US$	3,415	N/A	US$	3,415
	DNB Bank ASA	-	〃	-	US$	3,407	N/A	US$	3,407
	Ryder System, Inc.	-	〃	-	US$	3,399	N/A	US$	3,399
	Truist Bank	-	〃	-	US$	3,397	N/A	US$	3,397
	BorgWarner Inc.	-	〃	-	US$	3,392	N/A	US$	3,392
	OGE Energy Corp.	-	〃	-	US$	3,390	N/A	US$	3,390
	Welltower Inc.	-	〃	-	US$	3,389	N/A	US$	3,389
	HSBC Bank Canada	-	〃	-	US$	3,351	N/A	US$	3,351
	Kimco Realty Corporation	-	〃	-	US$	3,348	N/A	US$	3,348
	Diageo Capital plc	-	〃	-	US$	3,339	N/A	US$	3,339
	Ross Stores, Inc.	-	〃	-	US$	3,275	N/A	US$	3,275
	Sprint Spectrum Co Llc	-	〃	-	US$	3,248	N/A	US$	3,248
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	3,222	N/A	US$	3,222
	U.S. Bancorp.	-	〃	-	US$	3,205	N/A	US$	3,205
	Pfizer Inc.	-	〃	-	US$	3,174	N/A	US$	3,174

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Highmark Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	3,171	N/A	US$	3,171
	Dominion Energy, Inc.	-	〃	-	US$	3,167	N/A	US$	3,167
	Verisk Analytics, Inc.	-	〃	-	US$	3,163	N/A	US$	3,163
	Realty Income Corporation	-	〃	-	US$	3,162	N/A	US$	3,162
	ERAC USA Finance LLC	-	〃	-	US$	3,112	N/A	US$	3,112
	Anheuser-Busch Companies, LLC	-	〃	-	US$	3,035	N/A	US$	3,035
	Xcel Energy Inc.	-	〃	-	US$	3,029	N/A	US$	3,029
	Simon Property Group, L.P.	-	〃	-	US$	3,018	N/A	US$	3,018
	ONE Gas, Inc.	-	〃	-	US$	3,012	N/A	US$	3,012
	Public Service Enterprise Group Incorporated	-	〃	-	US$	2,996	N/A	US$	2,996
	The Western Union Company	-	〃	-	US$	2,983	N/A	US$	2,983
	Gilead Sciences, Inc.	-	〃	-	US$	2,970	N/A	US$	2,970
	CNA Financial Corporation	-	〃	-	US$	2,950	N/A	US$	2,950
	MPLX LP	-	〃	-	US$	2,941	N/A	US$	2,941
	Atmos Energy Corporation	-	〃	-	US$	2,934	N/A	US$	2,934
	Johnson & Johnson	-	〃	-	US$	2,914	N/A	US$	2,914
	Rio Tinto Finance (USA) Limited	-	〃	-	US$	2,908	N/A	US$	2,908
	Oncor Electric Delivery Company LLC	-	〃	-	US$	2,905	N/A	US$	2,905
	Nestlé Holdings, Inc.	-	〃	-	US$	2,905	N/A	US$	2,905
	Air Lease Corporation	-	〃	-	US$	2,895	N/A	US$	2,895
	Avangrid, Inc.	-	〃	-	US$	2,861	N/A	US$	2,861
	Southern California Gas Company	-	〃	-	US$	2,848	N/A	US$	2,848
	Parker-Hannifin Corporation	-	〃	-	US$	2,768	N/A	US$	2,768
	TORONTO-DOMINION BANK/THE	-	〃	-	US$	2,768	N/A	US$	2,768
	Coöperatieve Rabobank U.A.	-	〃	-	US$	2,767	N/A	US$	2,767
	Novartis Capital Corporation	-	〃	-	US$	2,734	N/A	US$	2,734
	Baxalta Incorporated	-	〃	-	US$	2,728	N/A	US$	2,728
	PPL Electric Utilities Corporation	-	〃	-	US$	2,718	N/A	US$	2,718
	Amazon.com, Inc	-	〃	-	US$	2,691	N/A	US$	2,691
	Ameriprise Financial, Inc.	-	〃	-	US$	2,677	N/A	US$	2,677
	B.A.T Capital Corporation	-	〃	-	US$	2,671	N/A	US$	2,671
	Hewlett Packard Enterprise Company	-	〃	-	US$	2,635	N/A	US$	2,635
	Ventas Realty, Limited Partnership	-	〃	-	US$	2,600	N/A	US$	2,600
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	2,598	N/A	US$	2,598
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,579	N/A	US$	2,579
	Mondelez International Holdings Netherlands B.V.	-	〃	-	US$	2,577	N/A	US$	2,577
	Masco Corporation	-	〃	-	US$	2,519	N/A	US$	2,519
	GA Global Funding Trust	-	〃	-	US$	2,484	N/A	US$	2,484
	Baxter International Inc.	-	〃	-	US$	2,469	N/A	US$	2,469
	NBN Co Limited	-	〃	-	US$	2,461	N/A	US$	2,461
	M&T Bank Corporation	-	〃	-	US$	2,459	N/A	US$	2,459
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,447	N/A	US$	2,447
	International Business Machines Corporation	-	〃	-	US$	2,445	N/A	US$	2,445
	Nuveen Finance, LLC	-	〃	-	US$	2,437	N/A	US$	2,437
	Cigna Corporation	-	〃	-	US$	2,426	N/A	US$	2,426
	The PNC Financial Services Group, Inc.	-	〃	-	US$	2,424	N/A	US$	2,424
	Santander UK plc	-	〃	-	US$	2,417	N/A	US$	2,417
	Pinnacle West Capital Corporation	-	〃	-	US$	2,397	N/A	US$	2,397
	Bayer US Finance II LLC	-	〃	-	US$	2,374	N/A	US$	2,374

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	AutoZone, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	2,373	N/A	US$	2,373
	CRH America, Inc.	-	〃	-	US$	2,371	N/A	US$	2,371
	Phillips 66	-	〃	-	US$	2,352	N/A	US$	2,352
	American Electric Power Company, Inc.	-	〃	-	US$	2,343	N/A	US$	2,343
	Workday, Inc.	-	〃	-	US$	2,333	N/A	US$	2,333
	CMS Energy Corporation	-	〃	-	US$	2,324	N/A	US$	2,324
	Magellan Midstream Partners, L.P.	-	〃	-	US$	2,299	N/A	US$	2,299
	Georgia Power Company	-	〃	-	US$	2,281	N/A	US$	2,281
	Texas Instruments Incorporated	-	〃	-	US$	2,279	N/A	US$	2,279
	Chevron U.S.A. Inc.	-	〃	-	US$	2,262	N/A	US$	2,262
	USAA Capital Corp.	-	〃	-	US$	2,242	N/A	US$	2,242
	Reynolds American Inc.	-	〃	-	US$	2,228	N/A	US$	2,228
	BOC Aviation Limited	-	〃	-	US$	2,223	N/A	US$	2,223
	O'Reilly Automotive, Inc.	-	〃	-	US$	2,223	N/A	US$	2,223
	RGA Global Funding	-	〃	-	US$	2,216	N/A	US$	2,216
	Yara International ASA	-	〃	-	US$	2,215	N/A	US$	2,215
	National Australia Bank - New York Branch	-	〃	-	US$	2,200	N/A	US$	2,200
	NiSource Inc.	-	〃	-	US$	2,178	N/A	US$	2,178
	Berkshire Hathaway Inc.	-	〃	-	US$	2,161	N/A	US$	2,161
	Empower Finance 2020, LP	-	〃	-	US$	2,129	N/A	US$	2,129
	Union Pacific Corporation	-	〃	-	US$	2,082	N/A	US$	2,082
	Health Care Service Corporation, a Mutual Legal Reserve Company	-	〃	-	US$	2,065	N/A	US$	2,065
	Georgia-Pacific LLC	-	〃	-	US$	2,028	N/A	US$	2,028
	General Electric Company	-	〃	-	US$	1,991	N/A	US$	1,991
	The Sherwin-Williams Company	-	〃	-	US$	1,967	N/A	US$	1,967
	Mead Johnson Nutrition Company	-	〃	-	US$	1,961	N/A	US$	1,961
	Magna International Inc.	-	〃	-	US$	1,956	N/A	US$	1,956
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,948	N/A	US$	1,948
	Public Service Electric and Gas Company	-	〃	-	US$	1,948	N/A	US$	1,948
	Tucson Electric Power Company	-	〃	-	US$	1,918	N/A	US$	1,918
	Gulf Power Company	-	〃	-	US$	1,884	N/A	US$	1,884
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	1,881	N/A	US$	1,881
	Duke Energy Corporation	-	〃	-	US$	1,871	N/A	US$	1,871
	Olympus Corporation	-	〃	-	US$	1,860	N/A	US$	1,860
	Otis Worldwide Corporation	-	〃	-	US$	1,859	N/A	US$	1,859
	Kinder Morgan, Inc.	-	〃	-	US$	1,787	N/A	US$	1,787
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,785	N/A	US$	1,785
	NBK SPC Limited	-	〃	-	US$	1,754	N/A	US$	1,754
	Mitsubishi Corporation	-	〃	-	US$	1,752	N/A	US$	1,752
	Sydney Airport Finance Company Pty Ltd.	-	〃	-	US$	1,733	N/A	US$	1,733
	Caterpillar Financial Services Corporation	-	〃	-	US$	1,726	N/A	US$	1,726
	Kentucky Utilities Company	-	〃	-	US$	1,717	N/A	US$	1,717
	Wipro IT Services LLC	-	〃	-	US$	1,674	N/A	US$	1,674
	Enbridge Inc.	-	〃	-	US$	1,672	N/A	US$	1,672
	Infor, Inc.	-	〃	-	US$	1,670	N/A	US$	1,670
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,658	N/A	US$	1,658
	DTE Energy Company	-	〃	-	US$	1,647	N/A	US$	1,647
	Tyson Foods, Inc.	-	〃	-	US$	1,624	N/A	US$	1,624

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Quest Diagnostics Incorporated	-	Financial assets at fair value through other comprehensive income	-	US$	1,601	N/A	US$	1,601
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,595	N/A	US$	1,595
	NatWest Group plc	-	〃	-	US$	1,594	N/A	US$	1,594
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	1,591	N/A	US$	1,591
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,587	N/A	US$	1,587
	Walmart Inc.	-	〃	-	US$	1,583	N/A	US$	1,583
	University of California	-	〃	-	US$	1,578	N/A	US$	1,578
	CSL Finance plc	-	〃	-	US$	1,577	N/A	US$	1,577
	Raytheon Technologies Corporation	-	〃	-	US$	1,576	N/A	US$	1,576
	AIA Group Limited	-	〃	-	US$	1,554	N/A	US$	1,554
	Midwest Connector Capital Company LLC	-	〃	-	US$	1,551	N/A	US$	1,551
	eBay Inc.	-	〃	-	US$	1,532	N/A	US$	1,532
	UBS AG (LONDON BRANCH)	-	〃	-	US$	1,522	N/A	US$	1,522
	Emerson Electric Co.	-	〃	-	US$	1,508	N/A	US$	1,508
	MetLife, Inc.	-	〃	-	US$	1,507	N/A	US$	1,507
	Westpac Banking Corporation	-	〃	-	US$	1,503	N/A	US$	1,503
	Glencore Funding LLC	-	〃	-	US$	1,493	N/A	US$	1,493
	APA Infrastructure Limited	-	〃	-	US$	1,483	N/A	US$	1,483
	Brookfield Finance LLC	-	〃	-	US$	1,473	N/A	US$	1,473
	CK Hutchison International (19) Limited	-	〃	-	US$	1,465	N/A	US$	1,465
	Amcor Flexibles North America Inc.	-	〃	-	US$	1,461	N/A	US$	1,461
	Microchip Technology Incorporated	-	〃	-	US$	1,458	N/A	US$	1,458
	Commonwealth Bank of Australia	-	〃	-	US$	1,452	N/A	US$	1,452
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,443	N/A	US$	1,443
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	1,427	N/A	US$	1,427
	The Southern Company	-	〃	-	US$	1,423	N/A	US$	1,423
	NSTAR Electric Company	-	〃	-	US$	1,420	N/A	US$	1,420
	Duke Energy Florida, LLC	-	〃	-	US$	1,419	N/A	US$	1,419
	Marathon Petroleum Corporation	-	〃	-	US$	1,411	N/A	US$	1,411
	Essex Portfolio, L.P.	-	〃	-	US$	1,409	N/A	US$	1,409
	Alimentation Couche-Tard Inc.	-	〃	-	US$	1,389	N/A	US$	1,389
	ITC Holdings Corp.	-	〃	-	US$	1,353	N/A	US$	1,353
	Alliant Energy Finance, LLC	-	〃	-	US$	1,321	N/A	US$	1,321
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,299	N/A	US$	1,299
	NetApp, Inc.	-	〃	-	US$	1,265	N/A	US$	1,265
	Amphenol Corporation	-	〃	-	US$	1,256	N/A	US$	1,256
	PACCAR Financial Corp.	-	〃	-	US$	1,227	N/A	US$	1,227
	State Of Tennessee	-	〃	-	US$	1,225	N/A	US$	1,225
	Met Tower Global Funding	-	〃	-	US$	1,223	N/A	US$	1,223
	Elevance Health Inc.	-	〃	-	US$	1,215	N/A	US$	1,215
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,208	N/A	US$	1,208
	American Honda Finance Corporation	-	〃	-	US$	1,174	N/A	US$	1,174
	Corebridge Financial, Inc.	-	〃	-	US$	1,167	N/A	US$	1,167
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	1,162	N/A	US$	1,162
	The Curators of the University of Missouri	-	〃	-	US$	1,080	N/A	US$	1,080
	Ferguson Finance PLC	-	〃	-	US$	1,077	N/A	US$	1,077
	Nucor Corporation	-	〃	-	US$	1,067	N/A	US$	1,067
	Baker Hughes Holdings LLC	-	〃	-	US$	1,038	N/A	US$	1,038
	State Street Corporation	-	〃	-	US$	1,035	N/A	US$	1,035

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Enterprise Products Operating LLC	-	Financial assets at fair value through other comprehensive income	-	US$	1,028	N/A	US$	1,028
	IBERDROLA INTL BV	-	〃	-	US$	1,015	N/A	US$	1,015
	The Cleveland Electric Illuminating Company	-	〃	-	US$	1,005	N/A	US$	1,005
	Baltimore Gas and Electric Company	-	〃	-	US$	993	N/A	US$	993
	Sinopec Group Overseas Development (2014) Ltd.	-	〃	-	US$	993	N/A	US$	993
	Entergy Mississippi, LLC	-	〃	-	US$	989	N/A	US$	989
	Foxconn (Far East) Limited	-	〃	-	US$	987	N/A	US$	987
	MassMutual Global Funding II	-	〃	-	US$	987	N/A	US$	987
	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	-	〃	-	US$	985	N/A	US$	985
	Denver City & County Housing Authority	-	〃	-	US$	973	N/A	US$	973
	Pricoa Global Funding I	-	〃	-	US$	963	N/A	US$	963
	Kansas City Southern	-	〃	-	US$	940	N/A	US$	940
	Suntory Holdings Limited	-	〃	-	US$	939	N/A	US$	939
	Shire Acquisitions Investments Ireland Designated Activity Company	-	〃	-	US$	919	N/A	US$	919
	Unilever Capital Corporation	-	〃	-	US$	873	N/A	US$	873
	KeyBank National Association	-	〃	-	US$	864	N/A	US$	864
	QNB Finance Ltd.	-	〃	-	US$	859	N/A	US$	859
	AmerisourceBergen Corporation	-	〃	-	US$	834	N/A	US$	834
	Hormel Foods Corporation	-	〃	-	US$	820	N/A	US$	820
	BMW US Capital, LLC	-	〃	-	US$	797	N/A	US$	797
	Palm Beach County, Florida	-	〃	-	US$	795	N/A	US$	795
	Sinopec Capital (2013) Ltd.	-	〃	-	US$	795	N/A	US$	795
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	795	N/A	US$	795
	TransCanada PipeLines Limited	-	〃	-	US$	787	N/A	US$	787
	Oregon Health & Science University	-	〃	-	US$	772	N/A	US$	772
	Tencent Holdings Limited	-	〃	-	US$	749	N/A	US$	749
	Niagara Mohawk Power Corporation	-	〃	-	US$	745	N/A	US$	745
	CubeSmart, L.P.	-	〃	-	US$	735	N/A	US$	735
	The Walt Disney Company	-	〃	-	US$	732	N/A	US$	732
	Southern Power Company	-	〃	-	US$	718	N/A	US$	718
	Visa Inc.	-	〃	-	US$	717	N/A	US$	717
	Canadian Natural Resources Limited	-	〃	-	US$	700	N/A	US$	700
	Sky Limited	-	〃	-	US$	684	N/A	US$	684
	Hyundai Capital Services, Inc.	-	〃	-	US$	652	N/A	US$	652
	State Of Washington	-	〃	-	US$	645	N/A	US$	645
	Abbott Laboratories	-	〃	-	US$	643	N/A	US$	643
	Sodexo, Inc.	-	〃	-	US$	640	N/A	US$	640
	Norsk Hydro ASA	-	〃	-	US$	639	N/A	US$	639
	Stryker Corporation	-	〃	-	US$	635	N/A	US$	635
	Automatic Data Processing, Inc.	-	〃	-	US$	626	N/A	US$	626
	Bell Canada, Inc.	-	〃	-	US$	617	N/A	US$	617
	Keurig Dr Pepper Inc.	-	〃	-	US$	594	N/A	US$	594
	QUALCOMM Incorporated	-	〃	-	US$	592	N/A	US$	592
	Republic Services, Inc.	-	〃	-	US$	578	N/A	US$	578
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	572	N/A	US$	572
	Lincoln National Corporation	-	〃	-	US$	571	N/A	US$	571
	Port of Morrow	-	〃	-	US$	565	N/A	US$	565
	American Water Capital Corp.	-	〃	-	US$	558	N/A	US$	558

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Fifth Third Bank, National Association	-	Financial assets at fair value through other comprehensive income	-	US$	549	N/A	US$	549
	Duke Energy Progress, LLC	-	〃	-	US$	544	N/A	US$	544
	Shell International Finance B.V.	-	〃	-	US$	524	N/A	US$	524
	American International Group, Inc.	-	〃	-	US$	518	N/A	US$	518
	Intesa Sanpaolo S.p.A.	-	〃	-	US$	510	N/A	US$	510
	Arizona Public Service Company	-	〃	-	US$	501	N/A	US$	501
	ConocoPhillips Company	-	〃	-	US$	499	N/A	US$	499
	State of Hawaii	-	〃	-	US$	498	N/A	US$	498
	United Parcel Service, Inc.	-	〃	-	US$	493	N/A	US$	493
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	491	N/A	US$	491
	Gsk Consumer Healthcare Capital Uk Plc	-	〃	-	US$	476	N/A	US$	476
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	472	N/A	US$	472
	Genuine Parts Company	-	〃	-	US$	467	N/A	US$	467
	Altria Group, Inc.	-	〃	-	US$	466	N/A	US$	466
	McCormick & Company, Incorporated	-	〃	-	US$	466	N/A	US$	466
	Ecolab Inc.	-	〃	-	US$	465	N/A	US$	465
	DENSO Corporation	-	〃	-	US$	435	N/A	US$	435
	Brazos Higher Education Authority Inc	-	〃	-	US$	429	N/A	US$	429
	PayPal Holdings, Inc.	-	〃	-	US$	407	N/A	US$	407
	The Home Depot, Inc.	-	〃	-	US$	406	N/A	US$	406
	Target Corporation	-	〃	-	US$	404	N/A	US$	404
	National Australia Bank Limited	-	〃	-	US$	397	N/A	US$	397
	Aetna Inc.	-	〃	-	US$	396	N/A	US$	396
	Boston Properties Limited Partnership	-	〃	-	US$	394	N/A	US$	394
	University of Massachusetts Building Authority	-	〃	-	US$	387	N/A	US$	387
	Comerica Bank	-	〃	-	US$	384	N/A	US$	384
	Entergy Corporation	-	〃	-	US$	379	N/A	US$	379
	Aflac Incorporated	-	〃	-	US$	377	N/A	US$	377
	Banco del Estado de Chile	-	〃	-	US$	377	N/A	US$	377
	McKesson Corporation	-	〃	-	US$	374	N/A	US$	374
	Sierra Pacific Power Company	-	〃	-	US$	372	N/A	US$	372
	Honeywell International Inc.	-	〃	-	US$	370	N/A	US$	370
	NIKE, Inc.	-	〃	-	US$	359	N/A	US$	359
	PepsiCo, Inc.	-	〃	-	US$	357	N/A	US$	357
	First Republic Bank	-	〃	-	US$	349	N/A	US$	349
	The Norinchukin Bank	-	〃	-	US$	349	N/A	US$	349
	Principal Financial Group, Inc.	-	〃	-	US$	348	N/A	US$	348
	Rabobank Nederland - New York Branch	-	〃	-	US$	334	N/A	US$	334
	Amgen Inc.	-	〃	-	US$	310	N/A	US$	310
	Philip Morris International Inc.	-	〃	-	US$	297	N/A	US$	297
	Mid-America Apartments, L.P.	-	〃	-	US$	295	N/A	US$	295
	The Allstate Corporation	-	〃	-	US$	293	N/A	US$	293
	Alabama State Federal Aid Highway Finance Authority	-	〃	-	US$	292	N/A	US$	292
	TotalEnergies Capital International	-	〃	-	US$	287	N/A	US$	287
	BOC Aviation (USA) Corporation	-	〃	-	US$	285	N/A	US$	285
	Aptiv PLC	-	〃	-	US$	282	N/A	US$	282
	Salesforce, Inc.	-	〃	-	US$	282	N/A	US$	282
	Barclays Bank PLC	-	〃	-	US$	270	N/A	US$	270
	Johnson Controls International plc	-	〃	-	US$	269	N/A	US$	269

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	QatarEnergy	-	Financial assets at fair value through other comprehensive income	-	US$	266	N/A	US$	266
	Sales Tax Securitization Corporation Of Chicago	-	〃	-	US$	250	N/A	US$	250
	Equitable Holdings, Inc.	-	〃	-	US$	243	N/A	US$	243
	Starbucks Corporation	-	〃	-	US$	237	N/A	US$	237
	E. I. du Pont de Nemours and Company	-	〃	-	US$	227	N/A	US$	227
	Waste Management, Inc.	-	〃	-	US$	224	N/A	US$	224
	Entergy Louisiana, LLC	-	〃	-	US$	218	N/A	US$	218
	Children's Hospital Of Orange County	-	〃	-	US$	214	N/A	US$	214
	The Pennsylvania State University	-	〃	-	US$	206	N/A	US$	206
	Martin Marietta Materials, Inc.	-	〃	-	US$	205	N/A	US$	205
	Riverside County Infrastructure Financing Authority	-	〃	-	US$	198	N/A	US$	198
	Deere & Company	-	〃	-	US$	192	N/A	US$	192
	Saudi Arabian Oil Company	-	〃	-	US$	192	N/A	US$	192
	Los Angeles Department of Water and Power, California	-	〃	-	US$	191	N/A	US$	191
	NongHyup Bank	-	〃	-	US$	187	N/A	US$	187
	Hoover Alabama Board Of Education	-	〃	-	US$	175	N/A	US$	175
	Dormitory Authority of the State of New York	-	〃	-	US$	154	N/A	US$	154
	Oregon Education Districts	-	〃	-	US$	152	N/A	US$	152
	Electricité de France S.A.	-	〃	-	US$	96	N/A	US$	96
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	85	N/A	US$	85
	Pima County, Arizona	-	〃	-	US$	76	N/A	US$	76
	State of Wisconsin	-	〃	-	US$	61	N/A	US$	61
	Aon Corporation	-	〃	-	US$	51	N/A	US$	51
	Huntington Beach California	-	〃	-	US$	49	N/A	US$	49
	Nueces County	-	〃	-	US$	24	N/A	US$	24
	The Goldman Sachs Group, Inc.	-	Financial assets at amortized cost	-	US$	440,655	N/A	US$	436,003
	Citigroup Global Markets Inc.	-	〃	-	US$	349,886	N/A	US$	347,251
	Bank of America Corporation	-	〃	-	US$	324,757	N/A	US$	323,371
	JPMorgan Chase & Co.	-	〃	-	US$	280,213	N/A	US$	278,222
	Wells Fargo & Company	-	〃	-	US$	274,713	N/A	US$	273,120
	Citigroup Inc.	-	〃	-	US$	174,540	N/A	US$	174,301
	Citigroup Global Markets Holdings Inc.	-	〃	-	US$	149,951	N/A	US$	146,964
	Goldman Sachs Finance Corp International Ltd.	-	〃	-	US$	149,870	N/A	US$	146,872
	Morgan Stanley	-	〃	-	US$	60,207	N/A	US$	60,267
	Jpmorgan LLC	-	〃	-	US$	49,984	N/A	US$	49,077
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	10,534	N/A	US$	10,440
	Hyundai Capital Services, Inc.	-	〃	-	US$	9,278	N/A	US$	9,068
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	9,233	N/A	US$	8,994
	Nomura Holdings, Inc.	-	〃	-	US$	9,197	N/A	US$	9,009
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	9,165	N/A	US$	8,997
	UBS Group AG	-	〃	-	US$	9,104	N/A	US$	9,061
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	9,057	N/A	US$	8,910
	Deutsche Bank AG - New York Branch	-	〃	-	US$	9,023	N/A	US$	8,923
	Lloyds Banking Group plc	-	〃	-	US$	8,972	N/A	US$	8,891
	NatWest Markets Plc	-	〃	-	US$	8,956	N/A	US$	8,834
	Athene Global Funding	-	〃	-	US$	8,915	N/A	US$	8,733
	NongHyup Bank	-	〃	-	US$	8,545	N/A	US$	8,431
	BPCE SA	-	〃	-	US$	8,431	N/A	US$	8,243
	Banco Santander, S.A.	-	〃	-	US$	8,307	N/A	US$	8,223

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Enel Finance International N.V.	-	Financial assets at amortized cost	-	US$	8,215	N/A	US$	8,062
	Ventas Realty, Limited Partnership	-	〃	-	US$	8,181	N/A	US$	8,076
	Protective Life Global Funding	-	〃	-	US$	8,088	N/A	US$	7,913
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	8,058	N/A	US$	7,937
	Sydney Airport Finance Company Pty Ltd.	-	〃	-	US$	7,631	N/A	US$	7,476
	BNP Paribas SA	-	〃	-	US$	7,552	N/A	US$	7,448
	AIG Global Funding	-	〃	-	US$	7,200	N/A	US$	7,151
	Nationwide Building Society	-	〃	-	US$	7,200	N/A	US$	6,971
	KeyBank National Association	-	〃	-	US$	7,014	N/A	US$	6,844
	GA Global Funding Trust	-	〃	-	US$	6,285	N/A	US$	6,185
	Canadian Imperial Bank of Commerce	-	〃	-	US$	6,167	N/A	US$	6,065
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	6,062	N/A	US$	5,983
	CRH America, Inc.	-	〃	-	US$	5,975	N/A	US$	5,822
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	5,754	N/A	US$	5,702
	Daimler Trucks Finance North America LLC	-	〃	-	US$	5,706	N/A	US$	5,582
	Swedbank AB (publ)	-	〃	-	US$	5,248	N/A	US$	5,173
	F&G Global Funding	-	〃	-	US$	5,185	N/A	US$	5,098
	Bayer US Finance II LLC	-	〃	-	US$	4,988	N/A	US$	4,929
	Ecolab Inc.	-	〃	-	US$	4,878	N/A	US$	4,812
	Kinder Morgan, Inc.	-	〃	-	US$	4,681	N/A	US$	4,643
	Jackson Financial Inc.	-	〃	-	US$	4,678	N/A	US$	4,632
	Bristol-Myers Squibb Company	-	〃	-	US$	4,674	N/A	US$	4,621
	ING Groep N.V.	-	〃	-	US$	4,504	N/A	US$	4,465
	Toyota Motor Credit Corporation	-	〃	-	US$	4,497	N/A	US$	4,449
	Five Corners Funding Trust	-	〃	-	US$	4,415	N/A	US$	4,356
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	4,182	N/A	US$	4,105
	Danone S.A.	-	〃	-	US$	4,156	N/A	US$	4,113
	National Australia Bank - New York Branch	-	〃	-	US$	4,005	N/A	US$	3,979
	Société Générale Société anonyme	-	〃	-	US$	4,005	N/A	US$	3,965
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	4,002	N/A	US$	3,979
	Mizuho Financial Group, Inc.	-	〃	-	US$	4,000	N/A	US$	3,991
	BMW US Capital, LLC	-	〃	-	US$	3,999	N/A	US$	3,983
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	3,998	N/A	US$	3,978
	Georgia-Pacific LLC	-	〃	-	US$	3,996	N/A	US$	3,963
	Simon Property Group, L.P.	-	〃	-	US$	3,987	N/A	US$	3,960
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	3,979	N/A	US$	3,961
	Philip Morris International Inc.	-	〃	-	US$	3,969	N/A	US$	3,950
	Danske Bank A/S	-	〃	-	US$	3,966	N/A	US$	3,921
	The Bank of Nova Scotia	-	〃	-	US$	3,914	N/A	US$	3,875
	Komatsu Finance America, Inc.	-	〃	-	US$	3,912	N/A	US$	3,879
	Nordea Bank Abp	-	〃	-	US$	3,788	N/A	US$	3,751
	Shire Acquisitions Investments Ireland Designated Activity Company	-	〃	-	US$	3,740	N/A	US$	3,703
	Georgia Power Company	-	〃	-	US$	3,553	N/A	US$	3,532
	Enbridge Inc.	-	〃	-	US$	3,423	N/A	US$	3,382
	Central Japan Railway Company	-	〃	-	US$	3,389	N/A	US$	3,361
	Jackson National Life Global Funding	-	〃	-	US$	3,326	N/A	US$	3,242
	Nestlé Holdings, Inc.	-	〃	-	US$	3,276	N/A	US$	3,237
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	3,191	N/A	US$	3,122
	Spectra Energy Partners, LP	-	〃	-	US$	2,831	N/A	US$	2,770

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Reliance Standard Life Global Funding II	-	Financial assets at amortized cost	-	US$	2,671	N/A	US$	2,657
	Ryder System, Inc.	-	〃	-	US$	2,553	N/A	US$	2,527
	Southern California Edison Company	-	〃	-	US$	2,273	N/A	US$	2,262
	American Honda Finance Corporation	-	〃	-	US$	1,964	N/A	US$	1,943
	Oracle Corporation	-	〃	-	US$	888	N/A	US$	879
	Baxter International Inc.	-	〃	-	US$	783	N/A	US$	774
	Fidelity National Information Services, Inc.	-	〃	-	US$	596	N/A	US$	595
	Abbott Laboratories	-	〃	-	US$	362	N/A	US$	358
	Metropolitan Life Global Funding I	-	〃	-	US$	147	N/A	US$	146

	Government bond
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	613,603	N/A	US$	613,603
	Emirate of Abu Dhabi	-	〃	-	US$	1,453	N/A	US$	1,453
	Qatar	-	〃	-	US$	1,293	N/A	US$	1,293

	Agency bonds/Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	464,686	N/A	US$	464,686
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	284,933	N/A	US$	284,933
	Government National Mortgage Association	-	〃	-	US$	175,067	N/A	US$	175,067

	Asset-backed securities
	Hyundai Auto Receivables Trust 2021-C	-	Financial assets at fair value through other comprehensive income	-	US$	10,395	N/A	US$	10,395
	BX Trust 2022-LBA6	-	〃	-	US$	9,655	N/A	US$	9,655
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	〃	-	US$	9,612	N/A	US$	9,612
	Toyota Auto Receivables 2022-B Owner Trust	-	〃	-	US$	9,543	N/A	US$	9,543
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	〃	-	US$	8,910	N/A	US$	8,910
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	7,307	N/A	US$	7,307
	Citigroup Commercial Mortgage Trust 2015-GC33	-	〃	-	US$	7,101	N/A	US$	7,101
	BX Trust 2022-CLS	-	〃	-	US$	6,865	N/A	US$	6,865
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	6,603	N/A	US$	6,603
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	6,163	N/A	US$	6,163
	JPMBB Commercial Mortgage Securities Trust 2016-C1	-	〃	-	US$	6,085	N/A	US$	6,085
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	5,990	N/A	US$	5,990
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	5,924	N/A	US$	5,924
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	5,796	N/A	US$	5,796
	Bank 2020-BNK26	-	〃	-	US$	5,741	N/A	US$	5,741
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	5,552	N/A	US$	5,552
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,388	N/A	US$	5,388
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	5,318	N/A	US$	5,318
	Bank 2021-bnk33	-	〃	-	US$	5,307	N/A	US$	5,307
	Bank 2017-Bnk6	-	〃	-	US$	5,305	N/A	US$	5,305
	Benchmark 2019-B12 Mortgage Trust	-	〃	-	US$	5,231	N/A	US$	5,231
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,080	N/A	US$	5,080
	Morgan Stanley Bank America Merrill Lynch Trust 2013-C10	-	〃	-	US$	4,697	N/A	US$	4,697
	CSAIL 2018-CX11	-	〃	-	US$	4,670	N/A	US$	4,670
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	4,662	N/A	US$	4,662
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,350	N/A	US$	4,350
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	4,329	N/A	US$	4,329

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	MRCD 2019-Prkc Mortgage Trust	-	Financial assets at fair value through other comprehensive income	-	US$	4,306	N/A	US$	4,306
	Bank 2017-BNK9	-	〃	-	US$	4,245	N/A	US$	4,245
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	4,127	N/A	US$	4,127
	Bank 2017 - BNK7	-	〃	-	US$	3,967	N/A	US$	3,967
	Bank 2019-Bnk17	-	〃	-	US$	3,904	N/A	US$	3,904
	JPMCC 2017-JP7	-	〃	-	US$	3,849	N/A	US$	3,849
	BANK 2017-BNK5	-	〃	-	US$	3,458	N/A	US$	3,458
	Msbam 2016-C29	-	〃	-	US$	3,433	N/A	US$	3,433
	Bank 2019-Bnk22	-	〃	-	US$	3,270	N/A	US$	3,270
	Citigroup Commercial Mortgage Trust 2019-Gc43	-	〃	-	US$	3,162	N/A	US$	3,162
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	3,030	N/A	US$	3,030
	Msbam 2016-C31	-	〃	-	US$	2,983	N/A	US$	2,983
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	2,882	N/A	US$	2,882
	Ford Credit Auto Owner Trust 2022-B	-	〃	-	US$	2,850	N/A	US$	2,850
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	2,790	N/A	US$	2,790
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,789	N/A	US$	2,789
	GS Mortgage Securities Corporation Trust 2018-RIVR	-	〃	-	US$	2,787	N/A	US$	2,787
	JPMDB 2017-C7	-	〃	-	US$	2,622	N/A	US$	2,622
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	2,600	N/A	US$	2,600
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,473	N/A	US$	2,473
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,343	N/A	US$	2,343
	GS Mortgage Securities Trust 2013-GCJ12	-	〃	-	US$	2,313	N/A	US$	2,313
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	2,221	N/A	US$	2,221
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,144	N/A	US$	2,144
	GM Financial Consumer Automobile Receivables Trust 2021-4	-	〃	-	US$	2,069	N/A	US$	2,069
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	2,055	N/A	US$	2,055
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,046	N/A	US$	2,046
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	1,983	N/A	US$	1,983
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	1,970	N/A	US$	1,970
	Commerce 2013-CCRE12 Mortgage Trust	-	〃	-	US$	1,962	N/A	US$	1,962
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	1,946	N/A	US$	1,946
	Morgan Stanley Capital I Trust	-	〃	-	US$	1,830	N/A	US$	1,830
	Dolp Trust 2021-NYC	-	〃	-	US$	1,759	N/A	US$	1,759
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	1,690	N/A	US$	1,690
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	1,585	N/A	US$	1,585
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,547	N/A	US$	1,547
	JPMBB Commercial Mortgage Securities Trust 2015-C27	-	〃	-	US$	1,498	N/A	US$	1,498
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,455	N/A	US$	1,455
	JPMBB Commercial Mortgage Securities Trust 2013-C12	-	〃	-	US$	1,450	N/A	US$	1,450
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,421	N/A	US$	1,421
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,331	N/A	US$	1,331
	Dbgs 2018-Biod Mortgage Trust	-	〃	-	US$	1,257	N/A	US$	1,257
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,225	N/A	US$	1,225
	WFRBS Commercial Mortgage Trust 2013-UBS1	-	〃	-	US$	1,217	N/A	US$	1,217
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	1,209	N/A	US$	1,209
	WFRBS Commercial Mortgage Trust 2013-C13	-	〃	-	US$	1,164	N/A	US$	1,164
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	1,131	N/A	US$	1,131
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	1,054	N/A	US$	1,054
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	946	N/A	US$	946

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C13	-	Financial assets at fair value through other comprehensive income	-	US$	874	N/A	US$	874
	JPMCC Commercial Mortgage Securities Trust 2016 - JP3	-	〃	-	US$	838	N/A	US$	838
	UBS Barclays Commercial Mortgage Trust 2013-C6	-	〃	-	US$	836	N/A	US$	836
	BX Trust 2021-BXMF	-	〃	-	US$	815	N/A	US$	815
	280 Park Avenue Trust 2017 - 280P	-	〃	-	US$	810	N/A	US$	810
	Elp Commercial Mortgage Trust 2021-Elp	-	〃	-	US$	768	N/A	US$	768
	COMM Mortgage Trust Series 2015-LC19	-	〃	-	US$	763	N/A	US$	763
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	750	N/A	US$	750
	Equs 2021-Eqaz Mortgage Trust	-	〃	-	US$	577	N/A	US$	577
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	576	N/A	US$	576
	Bx 2021-21M Mortgage Trust	-	〃	-	US$	573	N/A	US$	573
	Gs Mortgage Securities Corporation Trust 2020-Uptn	-	〃	-	US$	539	N/A	US$	539
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	532	N/A	US$	532
	Bx Commercial Mortgage Trust 2021-CIP	-	〃	-	US$	531	N/A	US$	531
	Commerce 2014-Ccre17 Mortgage Trust	-	〃	-	US$	518	N/A	US$	518
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	516	N/A	US$	516
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	505	N/A	US$	505
	Citigroup Commercial Mortgage Trust 2018-C5	-	〃	-	US$	482	N/A	US$	482
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	478	N/A	US$	478
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	470	N/A	US$	470
	Bank 2019-BNK23	-	〃	-	US$	392	N/A	US$	392
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	373	N/A	US$	373
	WFRBSCommercial Mortgage Trust 2013-C17	-	〃	-	US$	365	N/A	US$	365
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	349	N/A	US$	349
	CF 2019-CF1 Mortgage Trust	-	〃	-	US$	336	N/A	US$	336
	Benchmark 2019-B9 Mortgage Trust	-	〃	-	US$	328	N/A	US$	328
	JPMBB Commercial Mortgage Securities Trust 2014-C19	-	〃	-	US$	315	N/A	US$	315
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	308	N/A	US$	308
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	301	N/A	US$	301
	JPMCC 2015 - JP1	-	〃	-	US$	269	N/A	US$	269
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	237	N/A	US$	237
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	203	N/A	US$	203
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	170	N/A	US$	170
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	137	N/A	US$	137
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C12	-	〃	-	US$	117	N/A	US$	117
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	69	N/A	US$	69
	Bank 2020-BNK28	-	〃	-	US$	25	N/A	US$	25
	Wells Fargo Commercial Mortgage Trust 2015-NXS1	-	〃	-	US$	3	N/A	US$	3

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	81,039	4	US$	81,039

VTAF II	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	-		20	-
	5V Technologies, Inc.	-	〃	1	-		-	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	971	US$	1,422	3	US$	1,422

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Growth Fund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	637	US$	4,146	-	US$	4,146
	CNEX Labs, Inc.	-	〃	33	US$	166	-	US$	166

	Publicly traded stocks
	Marvell Technology Group Ltd.	-	Financial assets at fair value through other comprehensive income	30	US$	1,097	-	US$	1,097

Emerging Fund	Convertible bonds
	EdgeQ Inc.	-	Financial assets at fair value through profit or loss	-	US$	4,000	N/A	US$	4,000

	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	1,487	US$	9,680	-	US$	9,680
	Empower Semiconductor, Inc.	-	〃	868	US$	5,000	3	US$	5,000
	Kinara, Inc.	-	〃	2,015	US$	3,000	2	US$	3,000
	NeuReality Ltd.	-	〃	122	US$	3,000	3	US$	3,000
	RiVos, Inc.	-	〃	750	US$	2,000	-	US$	2,000

	Publicly traded stocks
	Credo Technology Group Holding Ltd.	-	Financial assets at fair value through other comprehensive income	491	US$	6,529	-	US$	6,529

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Commercial paper
	Taiwan Power Company	Financial assets at amortized cost	-	-	-		$-	5,610		$55,830,298	2,660		$26,600,000		$26,600,000		$-	2,950		$29,335,729
	CPC Corporation, Taiwan	〃	-	-	-	-		3,009	29,969,655		2,259	22,590,000		22,590,000		-		750	7,458,936
	Nan Ya Plastics Corporation	〃	-	-	-	-		450	4,480,179		-	-		-		-		450	4,476,301
	Formosa Petrochemical Corporation	〃	-	-	-	-		300	2,987,971		-	-		-		-		300	2,985,385
	Formosa Chemicals & Fibre Corporation	〃	-	-	-	-		250	2,487,819		-	-		-		-		250	2,485,666
	Formosa Plastics Corporation	〃	-	-	-	-		200	1,992,183		-	-		-		-		200	1,990,459

	Non-publicly traded equity investments
	TSMC Arizona	Investments accounted for using equity method	-	-	770	16,667,696		500	15,372,500		-	-		-		-		1,270	25,639,079
	JASM	〃	-	-	58	1,383,554		962	23,150,164		-	-		-		-		1,020	23,330,125
	TSMC 3DIC	〃	-	-	11	270,513		38	865,370		-	-		-		-		49	1,172,706

	Capital
	Emerging Fund	Investments accounted for using equity method	-	-	-	286,205		-	1,033,339		-	-		62,532		-		-	1,760,885

TSMC Global	Corporate bond
	Morgan Stanley	Financial assets at fair value through other comprehensive income	-	-	-	US$	65,115	-	US$	27,545	-	US$	4,750	US$	4,678	US$	72	-	US$	83,242
	Bank of America Corporation	〃	-	-	-	US$	75,265	-	US$	20,231	-	US$	13,680	US$	13,631	US$	49	-	US$	76,626
	Citigroup Inc.	〃	-	-	-	US$	49,298	-	US$	21,416	-	US$	5,787	US$	5,779	US$	8	-	US$	61,493
	Wells Fargo & Company	〃	-	-	-	US$	38,439	-	US$	24,456	-	US$	-	US$	-	US$	-	-	US$	59,735
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	53,756	-	US$	15,998	-	US$	14,852	US$	14,906	US$	(54)	-	US$	51,439
	JPMorgan Chase & Co.	〃	-	-	-	US$	45,332	-	US$	12,125	-	US$	3,842	US$	3,869	US$	(27)	-	US$	50,629
	Banco Santander, S.A.	〃	-	-	-	US$	18,461	-	US$	10,094	-	US$	410	US$	420	US$	(10)	-	US$	26,257
	Metropolitan Life Global Funding I	〃	-	-	-	US$	17,341	-	US$	10,758	-	US$	3,000	US$	3,000	US$	-	-	US$	24,408
	The Toronto-Dominion Bank	〃	-	-	-	US$	14,786	-	US$	15,598	-	US$	9,344	US$	9,685	US$	(341)	-	US$	19,510
	Bank of Montreal	〃	-	-	-	US$	6,295	-	US$	14,842	-	US$	5,076	US$	4,999	US$	77	-	US$	15,224
	The Bank of New York Mellon Corporation	〃	-	-	-	US$	6,072	-	US$	11,290	-	US$	6,177	US$	6,165	US$	12	-	US$	11,282
	Lloyds Banking Group plc	〃	-	-	-	US$	21,675	-	US$	2,210	-	US$	12,370	US$	12,339	US$	31	-	US$	10,533
	S&P Global Inc.	〃	-	-	-	US$	-	-	US$	14,096	-	US$	2,893	US$	2,934	US$	(41)	-	US$	10,246
	The Goldman Sachs Group, Inc.	Financial assets at amortized cost	-	-	-	US$	51,347	-	US$	561,607	-	US$	171,000	US$	171,000	US$	-	-	US$	440,655

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Citigroup Global Markets Inc.	Financial assets at amortized cost	-	-	-	US$	99,968	-	US$	350,000	-	US$	100,000	US$	100,000	US$	-	-	US$	349,886
	Bank of America Corporation	〃	-	-	-	US$	-	-	US$	448,254	-	US$	124,000	US$	123,818	US$	182	-	US$	324,757
	JPMorgan Chase & Co.	〃	-	-	-	US$	10,054	-	US$	268,126	-	US$	-	US$	-	US$	-	-	US$	280,213
	Wells Fargo & Company	〃	-	-	-	US$	30,399	-	US$	243,897	-	US$	-	US$	-	US$	-	-	US$	274,713
	Citigroup Inc.	〃	-	-	-	US$	-	-	US$	188,138	-	US$	14,000	US$	14,000	US$	-	-	US$	174,540
	Citigroup Global Markets Holdings Inc.	〃	-	-	-	US$	-	-	US$	150,000	-	US$	-	US$	-	US$	-	-	US$	149,951
	Goldman Sachs Finance Corp International Ltd.	〃	-	-	-	US$	-	-	US$	150,000	-	US$	-	US$	-	US$	-	-	US$	149,870
	Morgan Stanley	〃	-	-	-	US$	-	-	US$	60,255	-	US$	-	US$	-	US$	-	-	US$	60,207
	Jpmorgan LLC	〃	-	-	-	US$	-	-	US$	50,000	-	US$	-	US$	-	US$	-	-	US$	49,984
	Banco Bilbao Vizcaya Argentaria, S.A.	〃	-	-	-	US$	-	-	US$	10,418	-	US$	-	US$	-	US$	-	-	US$	10,534

	Government bond
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	768,483	-	US$	93,078	-	US$	193,697	US$	195,409	US$	(1,712)	-	US$	613,603

	Agency bonds/Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	460,205	-	US$	251,791	-	US$	170,673	US$	174,005	US$	(3,332)	-	US$	464,686
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	253,075	-	US$	146,242	-	US$	74,099	US$	75,623	US$	(1,524)	-	US$	284,933
	Government National Mortgage Association	〃	-	-	-	US$	285,581	-	US$	75,508	-	US$	158,836	US$	162,184	US$	(3,348)	-	US$	175,067

Emerging Fund	Non-publicly traded equity investments
	Solanium Labs, Ltd.	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	1,429	US$	5,000	1,429	US$	11,370	US$	5,000	US$	6,370	-	US$	-

Note:	The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 15, 2022 (Note)	$213,300,000 (Note)	Based on the terms in the purchase order	122 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Addtron Technology (Japan), Inc.
Aegis Technology Co.
Air Liquid Japan G.K.
Air Liquide Far Eastern Ltd.
Air Water Plant Engineering Co., Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Chung-Lin General Contractors, Ltd.
Chunghwa Telecom Japan Co., Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Eaton Electric Japan
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Fuji Electric Co., Ltd.
Fuji Furukawa E&C Co., Ltd.
Green Partners Industry Co., Ltd.
Hantech Engineering Co., Ltd.
Hitachi Energy Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
Japan Material Co., Ltd.
JG Environmental Technology Co., Ltd.
Jienshian Information Engineering Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Johnson Controls York Taiwan Co, Ltd.
Jusun Instruments Co., Ltd.
Kajima Corporation
Kanto Chemical Engineering Co., Ltd.
Kao Hsin Engineering Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
Koei International Corp.
Kuken Kogyo Co., Ltd.
Kurita Water Industries Ltd., Taiwan
Kyudenko Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Lumax International Corp., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Mitsubishi Heavy Industries Air-Conditioning & Refrigeration Corporation
Mitsubishi Heavy Industries, Ltd.
NAGASE & CO. LTD.
NEC Facilities, Ltd.
Organo Corporation
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Pan Asia (Engineers & Constructors) Corporation
Quicken System Integration Co., Ltd.
Ruentex Engineering & Construction Co., Ltd.
SACHEM Inc.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Seibu Giken Co., Ltd.
Shihlin Electric & Engineering Corporation
Shimizu Corporation
Siemens Limited
SN Tech Corporation
Solomon Technology Corporation
Sumitomo Corporation
Swift Engineering Co., Ltd.
Taikisha Ltd.
Taisei Corporation
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
Taiyo Nippon Sanso Corporation
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Toshiba Mitsubishi-Electric Industrial Systems Corporation
Toyoko Kagaku Co., Ltd.
Trane Taiwan Distribution Limited

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Vertiv
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.
	Real estate	May 10, 2022 (Note)	US$2,147,000 (Note)	Based on the terms in the purchase order	19 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
Southern Taiwan Science Park Bureau, Ministry of Science and Technology
	Real estate	November 8, 2022 (Note)	US$1,119,000 (Note)	Based on the terms in the purchase order	115 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Atlas Technology Corp.
Capital Machinery Limited
Central Taiwan Science Park Bureau, Ministry of Science and Technology
Century Iron and Steel Industrial Co., Ltd.
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hsinchu Science Park Bureau, Ministry of Science and Technology
Hueng Luei Process Industry Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Immense Team Construction & Building Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
Jaie Haour Industry Corporation
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Ju Yao Construction Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Siemens Limited
Solomon Technology Corporation
Southern Taiwan Science Park Bureau, Ministry of Science and Technology
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.

Note:

The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$1,538,849,403	68	Net 30 days from invoice date (Note)	-	(Note)		$171,738,863	80
	TSMC Nanjing	Subsidiary	Sales		155,024	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	GUC	Associate	Sales		11,346,289	1	Net 30 days from the end of the month of when invoice is issued	-	-		1,300,302	1
	TSMC Nanjing	Subsidiary	Purchases		43,186,122	26	Net 30 days from the end of the month of when invoice is issued	-	-		(4,105,919)	7
	TSMC China	Subsidiary	Purchases		28,400,454	17	Net 30 days from the end of the month of when invoice is issued	-	-		(2,296,083)	4
	WaferTech	Indirect subsidiary	Purchases		10,336,735	6	Net 30 days from the end of the month of when invoice is issued	-	-		(855,952)	1
	SSMC	Associate	Purchases		4,572,894	3	Net 30 days from the end of the month of when invoice is issued	-	-		(385,979)	1
	VIS	Associate	Purchases		1,849,937	1	Net 30 days from the end of the month of when invoice is issued	-	-		(190,587)	-

TSMC North America	GUC	Associate of TSMC	Sales		3,204,489	-	Net 30 days from invoice date	-	-		171,049	-
				(US$	106,695)					(US$	5,569)

VisEra Tech	Xintec	Associate of TSMC	Sales		787,702	9	Net 60 days from the end of the month of when invoice is issued	-	-		112,607	15

Note:	The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

December 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$177,923,661	37	$-	-	$-	$-
	GUC	Associate	1,300,302		27	-	-	-	-

TSMC North America	GUC	Associate of TSMC	(US$	171,078 5,570)	22	-	-	-	-

TSMC JDC	TSMC	Parent company	(JPY	108,835 466,905)	Note 2	-	-	-	-

TSMC China	TSMC	Parent company	2,296,083		26	-	-	-	-
			(RMB	519,682)
	TSMC Nanjing	The same parent company	45,353,940		Note 2	-	-	-	-
			(RMB	10,265,253)

TSMC Nanjing	TSMC	Parent company	4,105,919		29	-	-	-	-
			(RMB	929,191)

VisEra Tech	Xintec	Associate of TSMC	112,607		53	-	-	-	-

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	744,620 24,244)	Note 2	-	-	-	-

WaferTech	TSMC	The ultimate parent of the Company	(US$	855,952 27,869)	29	-	-	-	-

	TSMC Development	Parent company	(US$	192,719 6,275)	Note 2	-	-	-	-

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2022				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2022 (Foreign Currencies in Thousands)		December 31, 2021 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$355,162,309		$355,162,309	11	100		$411,992,426		$7,308,722		$7,308,722	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130		31,456,130	988,268	100		63,697,217	3,135,764			3,135,764	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		37,015,800		21,643,300	1,270	100		25,639,079	(9,430,070)			(9,430,070)	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices		24,567,085		1,416,921	1,020	71		23,330,125	(593,429)			(452,020)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		13,492,653	15,280,388			4,322,799	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		4,224,082		4,224,082	213,619	68		11,467,860	1,765,796			1,253,986	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		8,934,731	3,540,176			1,373,234	Associate
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		5,449,755	62,213			62,213	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		3,528,417	1,983,736			813,516	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		1,269,425		298,618	-	99.9		1,760,885	(6,917)			(6,910)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,666,651	3,710,442			1,292,705	Associate
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		1,144,356		278,986	49	100		1,172,706	27,950			27,950	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		527,693	(4,926)			(4,926)	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680		410,680	15	100		376,176	20,303			20,303	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies		1,239,621		1,321,594	-	98		246,702	(6,700)			(6,566)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		134,560	6,559			6,559	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies		260,300		260,300	-	98		71,429	319			313	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		44,082	1,408			1,408	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing	(US$	18,026,652 586,939)	(US$	18,026,652 586,939)	-	100	(US$	36,609,536 1,191,988)	(US$	2,620,596 87,795)		Note2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		438,644		438,644	-	100		993,700	66,998			Note2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	32,354)	(US$	2,150)
	TSMC Canada	Ontario, Canada	Engineering support activities		70,640		70,640	2,300	100		321,059	31,997			Note2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	10,454)	(US$	1,071)

VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies		67,429		79,970	-	100		166,549	(609)			Note2	Subsidiary
				(US$	2,195)	(US$	2,604)			(US$	5,423)	(US$	(21))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	48,937 1,593)	(US$	48,937 1,593)	4,693	28	(US$	19,053 620)	(US$	(13,738 (464	) ))	Note2	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2022				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2022 (Foreign Currencies in Thousands)	December 31, 2021 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	$-	$-	293,637	100	$ (US$	6,251,109 203,533)	$ (US$	2,299,054 77,303)	Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR YEAR ENDED DECEMBER 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2022 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2022 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of December 31, 2022	Accumulated Inward Remittance of Earnings as of December 31, 2022
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$12,411,290	100%	$12,223,165 (Note2)	$87,028,722	$-
TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	Note 1	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	20,486,591	100%	20,473,263 (Note2)	67,385,300	-

Accumulated Investment in Mainland China as of S December 31, 2022 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	$1,776,293,320 (Note3)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$ 1,000,000 thousand in TSMC Nanjing.

Note 2:	Amount was recognized based on the audited financial statements.

Note 3:	The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company’s consolidated net worth.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

DECEMBER 31, 2022

Shareholders (Note)	Shares
	Total Shares Owned	Ownership Percentage

ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	5,319,233,558	20.51%
National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note:	Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.

THE CONTENTS OF STATEMENTS OF major
accountING ITEMS

item	statement INDEX

Major Accounting Items in Assets, Liabilities and Equity
Statement of Cash and Cash Equivalents	1
Statement of Notes and Accounts Receivable, Net	2
Statement of Receivables from Related Parties	3
Statement of Inventories	4
Statement of Changes in Investments Accounted for Using Equity Method	5
Statement of Changes in Property, Plant and Equipment	Note 13
Statement of Changes in Accumulated Depreciation and Accumulated Impairment of Property, Plant and Equipment	Note 13
STATEMENT OF Changes in RIGHT-OF-USE ASSETS	6
Statement of Changes in Intangible Assets	Note 15
Statement of Deferred Income Tax Assets / LIABILITIES	Note 24
STATEMENT OF ACCOUNTS PAYABLES	7
Statement of Payables to Related Parties	8
Statement of Payables to Contractors and Equipment Suppliers	9
Statement of Accrued Expenses and Other Current Liabilities	10
Statement of Bonds Payable	11
STATEMENT OF LEASE LIABILITIES	12
Major Accounting Items in Profit or Loss
Statement of net revEnue	13
Statement of Cost of revEnue	14
Statement of Operating Expenses	15
Statement of Finance Costs	Note 22
Statement of Labor, Depreciation and Amortization by function	16

STATEMENT 1

Taiwan Semiconductor Manufacturing Company Limited

Statement of Cash and cash Equivalents

DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Description	Amount

Cash
Petty cash		$280
Cash in banks
Checking accounts and demand deposits		8,043,873
Foreign currency deposits	Including US$2,463,043 thousand @30.713, JPY123,900,844 thousand @0.2331 and EUR6,524 thousand @32.838	104,742,973
Time deposits	From 2022.01.12 to 2023.03.30, interest rates at 0.76%-4.65%, including NT$385,064,635 thousand and US$3,926,603 thousand @30.713	505,662,377
Cash equivalents
Commercial paper	Expired by 2023.01.16, interest rates at 1.455%-1.540%	9,566,430
Repurchase agreements	Expired by 2023.01.12, interest rates at 4.70%	859,964

Total		$628,875,897

STATEMENT 2

Taiwan Semiconductor Manufacturing Company Limited

Statement of Notes and Accounts Receivable, Net

DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars)

Client Name	Amount

Client A	$7,847,666

Client B	4,112,546

Client C	2,570,139

Client D	2,264,267

Client E	2,237,477

Client F	2,186,979

Client G	2,108,254

Others (Note)	18,315,194

41,642,522

Less: Allowance for doubtful accounts	(330,686)

Total	$41,311,836

Note:	The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 3

Taiwan Semiconductor Manufacturing Company Limited

Statement of Receivables from Related Parties

DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars)

Client Name	Amount

TSMC North America	$171,738,863

Others (Note)	1,305,949

Total	$173,044,812

Note:	The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 4

Taiwan Semiconductor Manufacturing Company Limited

Statement of Inventories

DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Net Realizable Value

Finished goods	$52,318,299	$187,696,734

Work in process	120,893,772	499,205,556

Raw materials	19,750,618	19,750,618

Supplies and spare parts	15,320,206	15,320,206

Total	$208,282,895	$721,973,114

STATEMENT 5

Taiwan Semiconductor Manufacturing Company Limited

Statement of Changes in Investments Accounted for Using Equity Method

FOR THE YEAR ENDED DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

							Increase
							(Decrease)
							in Using the				Market Value or
	Balance, January 1, 2022		Additions in Investment		Decrease in Investment		Equity Method	Balance, December 31, 2022			Net Assets Value
	Shares		Shares		Shares		Amount	Shares			Unit Price
Investees	(In Thousands)	Amount	(In Thousands)	Amount	(In Thousands)	Amount	(Note 2)	(In Thousands)%		Amount	(NT$)	Total Amount	Collateral

Stocks
TSMC Global	11	$374,639,406	-	$-	-	$-	$37,353,020	11	100	$411,992,426	$-	$411,992,426	Nil
TSMC Partners	988,268	54,968,185	-	-	-	-	8,729,032	988,268	100	63,697,217	-	63,772,657	Nil
TSMC Arizona	770	16,667,696	500	15,372,500	-	-	(6,401,117)	1,270	100	25,639,079	-	25,639,110	Nil
JASM	58	1,383,554	962	23,150,164	-	-	(1,203,593)	1,020	71	23,330,125	-	23,330,125	Nil
VIS	464,223	10,613,127	-	-	-	-	2,879,526	464,223	28	13,492,653	78(Note1)	35,977,321	Nil
VisEra Tech	213,619	6,521,231	-	-	-	-	4,946,629	213,619	68	11,467,860	194(Note1)	41,335,277	Nil
SSMC	314	6,795,699	-	-	-	-	2,139,032	314	39	8,934,731	-	8,722,941	Nil
TSMC North America	11,000	4,871,149	-	-	-	-	578,606	11,000	100	5,449,755	-	5,449,755	Nil
Xintec	111,282	3,046,961	-	-	-	-	481,456	111,282	41	3,528,417	96(Note1)	10,716,449	Nil
GUC	46,688	1,484,683	-	-	-	-	181,968	46,688	35	1,666,651	641(Note1)	29,926,918	Nil
TSMC 3DIC	11	270,513	38	865,370	-	-	36,823	49	100	1,172,706	-	1,172,706	Nil
TSMC Europe	-	509,880	-	-	-	-	17,813	-	100	527,693	-	527,693	Nil
TSMC JDC	15	368,144	-	-	-	-	8,032	15	100	376,176	-	376,176	Nil
TSMC Japan	6	132,411	-	-	-	-	2,149	6	100	134,560	-	134,560	Nil
TSMC Korea	80	40,857	-	-	-	-	3,225	80	100	44,082	-	44,082	Nil
Subtotal		482,313,496		39,388,034		-	49,752,601			571,454,131		659,118,196

Capital
TSMC China	-	73,470,628	-	-	-	-	13,558,094	-	100	87,028,722	-	87,432,993	Nil
TSMC Nanjing	-	46,159,494	-	-	-	-	21,225,806	-	100	67,385,300	-	67,501,436	Nil
Emerging Fund	-	286,205	-	1,033,339	-	(62,532)	503,873	-	99.9	1,760,885	-	1,760,885	Nil
VTAF III	-	300,401	-	-	-	(81,973)	28,274	-	98	246,702	-	223,399	Nil
VTAF II	-	112,320	-	-	-	-	(40,891)	-	98	71,429	-	65,183	Nil
Subtotal		120,329,048		1,033,339		(144,505)	35,275,156			156,493,038		156,983,896

Total		$602,642,544		$40,421,373		$(144,505)	$85,027,757			$727,947,169		$816,102,092

Note 1:	The unit price is calculated by closing price of the Taipei Exchange or the TWSE as of December 30,2022.

Note 2:

Mainly including share of profit or loss of subsidiaries and associates, share of other comprehensive income of subsidiaries and associates, cash dividends received from subsidiaries and associates, etc.

STATEMENT 6

Taiwan Semiconductor Manufacturing Company Limited

Statement of CHANGE IN RIGHT-OF-USE ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars)

Item	Land	Buildings	Office Equipment	Total

Cost
Balance at January 1, 2022	$33,561,636	$1,014,324	$46,394	$34,622,354
Additions	10,854,473	941,481	12,637	11,808,591
Deductions	(218,148)	(239,215)	(7,180)	(464,543)

Balance at December 31, 2022	$44,197,961	$1,716,590	$51,851	$45,966,402

Accumulated depreciation
Balance at January 1, 2022	$4,035,848	$440,315	$23,139	$4,499,302
Additions	2,102,934	365,167	15,728	2,483,829
Deductions	(62,656)	-	(5,500)	(68,156)

Balance at December 31, 2022	$6,076,126	$805,482	$33,367	$6,914,975

Carrying amounts at December 31, 2022	$38,121,835	$911,108	$18,484	$39,051,427

STATEMENT 7

Taiwan Semiconductor Manufacturing Company Limited

Statement of ACCOUNTS Payables

DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Vendor A	$4,194,602

Vendor B	2,914,140

Others (Note)	41,623,800

Total	$48,732,542

Note:	The amount of individual vendor included in others does not exceed 5% of the account balance.

STATEMENT 8

Taiwan Semiconductor Manufacturing Company Limited

Statement of Payables to Related Parties

DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

TSMC Nanjing	$4,105,919

TSMC China	2,296,083

Xintec	1,047,374

WaferTech	855,952

TSMC Technology	744,620

Others (Note)	1,001,096

Total	$10,051,044

Note:	The amount of individual vendor in others does not exceed 5% of the account balance.

STATEMENT 9

Taiwan Semiconductor Manufacturing Company Limited

Statement of Payables to Contractors and Equipment Suppliers

DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Vendor A	$68,126,719

Vendor B	23,307,326

Vendor C	12,817,271

Vendor D	12,757,447

Vendor E	10,621,411

Others (Note)	72,415,844

Total	$200,046,018

Note:	The amount of individual vendor included in others does not exceed 5% of the account balance.

STATEMENT 10

Taiwan Semiconductor Manufacturing Company Limited

Statement of Accrued Expenses and Other Current Liabilities

DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars)

Item	Amount

Temporary receipts from customers	$107,723,580

Contract liabilities	62,380,554

Refund liability	50,980,669

Others (Note)	45,818,270

Total	$266,903,073

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 11

Taiwan Semiconductor Manufacturing Company Limited

Statement of Bonds Payable

DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars)

					Amount
			Interest	Coupon		Repayment	Balance,	Premiums		Unamortized
Bonds Name	Trustee	Issuance Date	Payment Date	Rate (%)	Total Amount	Paid	End of Year	(Discounts)	Carrying Value	Repayment	Collateral

Domestic unsecured bonds-101-3	Taipei Fubon Commercial Bank Co., Ltd.	2012.10.09	On 10.09 annually	1.53	$4,400,000	$4,400,000	$-	$-	$-	Bullet repayment	Nil
Domestic unsecured bonds-101-4
-C	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	On 01.04 annually	1.49	3,000,000	-	3,000,000	-	3,000,000	Bullet repayment	Nil
Domestic unsecured bonds-102-1
-C	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	On 02.06 annually	1.50	3,600,000	-	3,600,000	-	3,600,000	Bullet repayment	Nil
Domestic unsecured bonds-102-2
-B	Taipei Fubon Commercial Bank Co., Ltd.	2013.07.16	On 07.16 annually	1.70	3,500,000	-	3,500,000	-	3,500,000	Bullet repayment	Nil
Domestic unsecured bonds-102-4
-E	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	On 09.25 annually	2.05	5,400,000	-	5,400,000	-	5,400,000	Bullet repayment	Nil
-F	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	On 09.25 annually	2.10	2,600,000	-	2,600,000	-	2,600,000	Bullet repayment	Nil
Domestic unsecured bonds-109-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.03.23	On 03.23 annually	0.58	3,000,000	-	3,000,000	(1,394)	2,998,606	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.03.23	On 03.23 annually	0.62	10,500,000	-	10,500,000	(6,634)	10,493,366	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.03.23	On 03.23 annually	0.64	10,500,000	-	10,500,000	(7,929)	10,492,071	Bullet repayment	Nil
Domestic unsecured bonds-109-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.04.15	On 04.15 annually	0.52	5,900,000	-	5,900,000	(2,785)	5,897,215	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.04.15	On 04.15 annually	0.58	10,400,000	-	10,400,000	(6,562)	10,393,438	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.04.15	On 04.15 annually	0.60	5,300,000	-	5,300,000	(3,986)	5,296,014	Bullet repayment	Nil
Domestic unsecured bonds-109-3
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.05.29	On 05.29 annually	0.55	4,500,000	-	4,500,000	(2,277)	4,497,723	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.05.29	On 05.29 annually	0.60	7,500,000	-	7,500,000	(4,953)	7,495,047	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.05.29	On 05.29 annually	0.64	2,400,000	-	2,400,000	(1,872)	2,398,128	Bullet repayment	Nil
Domestic unsecured bonds-109-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.07.14	On 07.14 annually	0.58	5,700,000	-	5,700,000	(2,706)	5,697,294	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.07.14	On 07.14 annually	0.65	6,300,000	-	6,300,000	(4,108)	6,295,892	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.07.14	On 07.14 annually	0.67	1,900,000	-	1,900,000	(1,484)	1,898,516	Two equal installments in last two years	Nil
Domestic unsecured bonds-109-5
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.09.03	On 09.03 annually	0.50	4,800,000	-	4,800,000	(2,426)	4,797,574	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.09.03	On 09.03 annually	0.58	8,000,000	-	8,000,000	(5,361)	7,994,639	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.09.03	On 09.03 annually	0.60	2,800,000	-	2,800,000	(2,215)	2,797,785	Two equal installments in last two years	Nil
Domestic unsecured bonds-109-6
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.02	On 12.02 annually	0.40	1,600,000	-	1,600,000	(978)	1,599,022	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.02	On 12.02 annually	0.44	5,600,000	-	5,600,000	(4,316)	5,595,684	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.02	On 12.02 annually	0.48	4,800,000	-	4,800,000	(4,254)	4,795,746	Two equal installments in last two years	Nil
Domestic unsecured bonds-109-7
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.29	On 12.29 annually	0.36	1,900,000	-	1,900,000	(1,091)	1,898,909	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.29	On 12.29 annually	0.41	10,200,000	-	10,200,000	(7,302)	10,192,698	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.29	On 12.29 annually	0.45	6,400,000	-	6,400,000	(5,245)	6,394,755	Two equal installments in last two years	Nil
Domestic US$ unsecured bonds-109-1	Mega International Commercial Bank Co., Ltd.	2020.09.22	On 09.22 annually	2.70	30,713,000	-	30,713,000	(30,824)	30,682,176	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter)	Nil
Domestic unsecured bonds-110-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.03.30	On 03.30 annually	0.50	4,800,000	-	4,800,000	(3,218)	4,796,782	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.03.30	On 03.30 annually	0.55	11,400,000	-	11,400,000	(8,828)	11,391,172	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.03.30	On 03.30 annually	0.60	4,900,000	-	4,900,000	(4,181)	4,895,819	Bullet repayment	Nil

(Continued)

					Amount
			Interest	Coupon		Repayment	Balance,	Premiums		Unamortized
Bonds Name	Trustee	Issuance Date	Payment Date	Rate (%)	Total Amount	Paid	End of Year	(Discounts)	Carrying Value	Repayment	Collateral

Domestic unsecured bonds-110-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.05.03	On 05.03 annually	0.50	$5,200,000	$-	$5,200,000	$(3,592)	$5,196,408	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.05.03	On 05.03 annually	0.58	8,400,000	-	8,400,000	(6,633)	8,393,367	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.05.03	On 05.03 annually	0.65	5,600,000	-	5,600,000	(4,841)	5,595,159	Bullet repayment	Nil
Domestic unsecured bonds-110-3
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.06.25	On 06.25 annually	0.52	6,900,000	-	6,900,000	(4,963)	6,895,037	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.06.25	On 06.25 annually	0.58	7,900,000	-	7,900,000	(6,396)	7,893,604	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.06.25	On 06.25 annually	0.65	4,900,000	-	4,900,000	(4,294)	4,895,706	Bullet repayment	Nil
Domestic unsecured bonds-110-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.485	4,000,000	-	4,000,000	(2,687)	3,997,313	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.50	8,000,000	-	8,000,000	(5,928)	7,994,072	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.55	5,400,000	-	5,400,000	(4,435)	5,395,565	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.62	4,200,000	-	4,200,000	(3,708)	4,196,292	Bullet repayment	Nil
Domestic US$ unsecured bonds-110-5	Mega International Commercial Bank Co., Ltd.	2021.09.23	On 09.23 annually	3.10	30,713,000	-	30,713,000	(30,811)	30,682,189	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter)	Nil
Domestic unsecured bonds-110-6
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.535	3,200,000	-	3,200,000	(2,386)	3,197,614	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.54	6,900,000	-	6,900,000	(5,344)	6,894,656	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.60	4,600,000	-	4,600,000	(3,904)	4,596,096	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.62	1,600,000	-	1,600,000	(1,447)	1,598,553	Bullet repayment	Nil
Domestic unsecured bonds-110-7
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.12.09	On 12.09 annually	0.65	7,700,000	-	7,700,000	(6,251)	7,693,749	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.12.09	On 12.09 annually	0.675	3,500,000	-	3,500,000	(2,908)	3,497,092	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.12.09	On 12.09 annually	0.72	5,500,000	-	5,500,000	(4,820)	5,495,180	Bullet repayment	Nil
Domestic unsecured bonds-111-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.01.12	On 01.12 annually	0.63	2,100,000	-	2,100,000	(2,083)	2,097,917	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.01.12	On 01.12 annually	0.72	3,300,000	-	3,300,000	(3,498)	3,296,502	Bullet repayment	Nil
Domestic unsecured bonds-111-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.03.29	On 03.29 annually	0.84	3,000,000	-	3,000,000	(2,579)	2,997,421	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.03.29	On 03.29 annually	0.85	9,600,000	-	9,600,000	(8,417)	9,591,583	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2022.03.29	On 03.29 annually	0.90	1,600,000	-	1,600,000	(1,482)	1,598,518	Bullet repayment	Nil
Domestic unsecured bonds-111-3	Taipei Fubon Commercial Bank Co., Ltd.	2022.05.20	On 05.20 annually	1.50	6,100,000	-	6,100,000	(5,961)	6,094,039	Bullet repayment	Nil
Domestic unsecured bonds-111-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.07.27	On 07.27 annually	1.60	1,200,000	-	1,200,000	(1,122)	1,198,878	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.07.27	On 07.27 annually	1.70	10,100,000	-	10,100,000	(9,636)	10,090,364	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2022.07.27	On 07.27 annually	1.75	1,200,000	-	1,200,000	(1,180)	1,198,820	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2022.07.27	On 07.27 annually	1.95	1,400,000	-	1,400,000	(1,403)	1,398,597	Bullet repayment	Nil
Domestic unsecured bonds-111-5
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.08.25	On 08.25 annually	1.65	2,000,000	-	2,000,000	(1,907)	1,998,093	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.08.25	On 08.25 annually	1.65	8,900,000	-	8,900,000	(8,503)	8,891,497	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2022.08.25	On 08.25 annually	1.65	2,200,000	-	2,200,000	(2,153)	2,197,847	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2022.08.25	On 08.25 annually	1.82	2,500,000	-	2,500,000	(2,487)	2,497,513	Bullet repayment	Nil
Domestic unsecured bonds-111-6
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.10.20	On 10.20 annually	1.75	5,700,000	-	5,700,000	(6,000)	5,694,000	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.10.20	On 10.20 annually	1.80	1,000,000	-	1,000,000	(1,070)	998,930	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2022.10.20	On 10.20 annually	2.00	3,500,000	-	3,500,000	(3,768)	3,496,232	Bullet repayment	Nil

TOTAL					$383,926,000	$4,400,000	$379,526,000	$(295,526)	379,230,474

Less: Current portion									(18,100,000)

									$361,130,474

(Concluded)

STATEMENT 12

Taiwan Semiconductor Manufacturing Company Limited

Statement of LEASE LIABILITIES

DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars)

Item	Description	Lease Term	Discount Rate (%)	Balance, End of Year

Land	Mainly for the use of plants and offices	1 to 22 years	0.39-2.30	$28,728,579

Buildings	Mainly for the use of offices	2 to 12 years	0.39-1.76	875,258

Office equipment	For operation use	3 to 5 years	0.28-1.73	19,425

				29,623,262

Less: Current portion				(2,029,362)

Noncurrent portion				$27,593,900

STATEMENT 13

Taiwan Semiconductor Manufacturing Company Limited

Statement of NET REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Shipments (Piece) (Note)	Amount

Wafer	15,252,882	$1,989,174,117
Other		263,146,444

Net revenue		$2,252,320,561

Note:	12-inch equivalent wafers.

STATEMENT 14

Taiwan Semiconductor Manufacturing Company Limited

Statement of Cost of Revenue

FOR THE YEAR ENDED DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars)

Item	Amount

Raw materials used
Balance, beginning of year	$10,368,446
Raw material purchased	76,596,173
Raw materials, end of year	(19,750,618)
Transferred to manufacturing or operating expenses	(11,776,664)
Others	(281,987)
Subtotal	55,155,350
Direct labor	23,183,318
Manufacturing expenses	845,383,788
Manufacturing cost	923,722,456
Work in process, beginning of year	134,097,879
Work in process, end of year	(120,893,772)
Transferred to manufacturing or operating expenses	(54,417,005)
Cost of finished goods	882,509,558
Finished goods, beginning of year	32,290,346
Finished goods purchased	90,043,394
Finished goods, end of year	(52,318,299)
Transferred to manufacturing or operating expenses	(23,135,990)
Scrapped	(294,302)
Subtotal	929,094,707
Others	22,832,966

Total	$951,927,673

STATEMENT 15

Taiwan Semiconductor Manufacturing Company Limited

Statement of Operating Expenses

FOR THE YEAR ENDED DECEMBER 31, 2022

(In Thousands of New Taiwan Dollars)

Item	Research and Development Expenses	General and Administrative Expenses	Selling Expenses

Payroll and related expense	$61,119,834	$19,188,325	$4,560,001

Consumables	49,628,294	657,200	12

Depreciation expense	25,971,756	1,940,529	27,393

Repair and maintenance expense	6,645,607	3,770,902	3,695

Management fees of the Science Park Administration	-	4,162,547	-

Patents	-	2,937,121	-

Commission	-	-	1,160,080

Others (Note)	17,448,142	10,108,018	308,468

Total	$160,813,633	$42,764,642	$6,059,649

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 16

Taiwan Semiconductor Manufacturing Company Limited

Statement of Labor, Depreciation and Amortization BY FUNCTION

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Year Ended December 31, 2022				Year Ended December 31, 2021
			Classified as				Classified as
			Other				Other
		Classified as	Operating			Classified as	Operating
	Classified as	Operating	Income		Classified as	Operating	Income
	Cost of Revenue	Expenses	and Expenses	Total	Cost of Revenue	Expenses	and Expenses	Total

Labor cost
Salary and bonus	$118,078,587	$78,041,998	$-	$196,120,585	$81,828,800	$51,640,741	$-	$133,469,541
Labor and health insurance	5,422,819	3,306,536	-	8,729,355	4,214,578	2,511,734	-	6,726,312
Pension	2,507,996	1,364,188	-	3,872,184	2,084,604	1,135,950	-	3,220,554
Board compensation	-	743,990	-	743,990	-	507,304	-	507,304
Others	2,705,149	1,411,448	-	4,116,597	2,098,074	1,093,824	-	3,191,898

	$128,714,551	$84,868,160	$-	$213,582,711	$90,226,056	$56,889,553	$-	$147,115,609

Depreciation	$385,647,215	$27,939,678	$8,189	$413,595,082	$375,608,062	$27,176,646	$146,549	$402,931,257

Amortization	$6,069,729	$2,637,232	$-	$8,706,961	$5,510,463	$2,590,267	$-	$8,100,730

Note 1:	As of December 31, 2022 and 2021, the Company had 61,777 and 54,193 employees, respectively. There were both 9 non-employee directors.

Note 2:	Average labor cost for the years ended December 31, 2022 and 2021 were NT$3,446 thousand and 2,706 thousand, respectively.

Note 3:	Average salary and bonus for the years ended December 31, 2022 and 2021 were NT$3,175 thousand and 2,463 thousand, respectively. The average salary and bonus increased by 28.91% year over year.

Note 4:	The Company did not have supervisors for the years ended December 31, 2022 and 2021. Therefore, there was no compensation to the supervisor.

Note 5:

The Company’s compensation policies: The Company’s employees are entitled to a comprehensive compensation and benefits program above the industry average. The compensation program includes a monthly salary, business performance bonuses based on quarterly business results, a profit sharing bonus based on annual profits, and a subsidy based on Employee Stock Purchase Plan. The Company determines the amount of the business performance bonus and profit sharing based on operating results and industry practice in the R.O.C.. The amount and distribution of the bonus and profit sharing are recommended by the Compensation Committee (Note 8) to the Board of Directors for approval. Individual rewards are based on each employee’s job responsibility, contribution and performance.

Note 6:

The total compensation paid to the executive officers is decided based on their job responsibility, contribution, company performance and projected future risks the Company will face. It is reviewed by the Compensation Committee (Note 8) then submitted to the Board of Directors for approval.

Note 7:

According to the Company’s Articles of Incorporation, the Board of Directors is authorized to determine the salary for the Chairman, Vice Chairman and Directors, taking into account the extent and value of the services provided for the management of the Company and the standards of the industry within the R.O.C. and overseas. The Articles of Incorporation also provide that the compensation to directors shall be no more than 0.3% of annual profits and directors who also serve as executive officers of the Company are not entitled to receive compensation to directors. The distribution of compensation to directors shall be made in accordance with the Company’s “Rules for Distribution of Compensation to Directors” based on the following principles: (1) directors who also serve as executive officers of the Company are not entitled to receive compensation; (2) the compensation for independent directors may be higher than the other directors, as all independent directors also serve as members of the Audit Committee (Note 9) and the Compensation Committee (Note 8) and thus participate in the discussions as well as resolutions of related committee meetings in accordance with the charter of each committee; and (3) the compensation for overseas independent directors may be higher than domestic independent directors.

Note 8:	Compensation Committee renamed to Compensation and People Development Committee from February 14, 2023.
Note 9:	Audit Committee renamed to Audit and Risk Committee from February 14, 2023.